Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Wind Harvest International, Inc.
724 N St
Davis, CA 95616
https://windharvest.com/

Up to $5,000,000.00 in Series A-5 Preferred Stock at $0.10
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Wind Harvest International, Inc.
Address: 724 N St, Davis, CA 95616
State of Incorporation: DE
Date Incorporated: January 06, 2006

Terms:

Equity

Offering Minimum: $20,000.00 | 200,000 shares of Series A-5 Preferred Stock
Offering Maximum: $5,000,000.00 | 50,000,000 shares of Series A-5 Preferred Stock
Type of Security Offered: Series A-5 Preferred Stock
Purchase Price of Security Offered: $0.10
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Testing the Waters Reservations Bonus: All Reservation Holders will receive 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 2% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 3% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 7% bonus shares

Amount-Based Perks

Tier 1: Invest $5,000+ and receive 2% bonus shares

Tier 2: Invest $10,000+ and receive 4% bonus shares

Tier 3: Invest $20,000+ and receive 6% bonus shares

Tier 4: Invest $50,000+ and receive 7% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Wind Harvest International, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Class A-5 Preferred Stock at 0.10 / share, you will receive 1,100 shares of Class A-5 Preferred Stock, meaning you'll own 1,100 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Testing the Waters Reservation bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Wind Harvest is a U.S.-based corporation specializing in the design and manufacture of utility-scale vertical axis wind turbines (VAWTs) made from steel and aluminum. Unlike traditional horizontal axis wind turbines (HAWTs), which struggle in turbulent, low-altitude airflows, Wind Harvest's patented Wind Harvester® technology is engineered to operate close to the ground where wind resources are currently untapped. These turbines are designed for deployment in the understory of existing wind farms and other wind-rich areas previously considered unsuitable for energy generation. The Company's business model includes project development, direct turbine sales to industrial-scale energy users, and the future licensing of its patented technologies to major OEMs. Wind Harvest's customers include wind farm developers and high energy-use facilities globally, and it anticipates substantial growth as certification milestones unlock financing options. The Company has raised over $18 million, secured five patents with others pending, and is on the cusp of full commercialization. Wind Harvest's mission is to become a global leader in deploying advanced wind energy systems that unlock low-cost, clean electricity from previously unusable wind resources.

Corporate History

Wind Harvest International, Inc. ("the Company") was formed in Delaware on January 6, 2006 when the shareholders of the Wind Harvest Company voted to set up and transfer all of its assets to the new Company and become a shareholder in it. . On April 7, 2020, the Company formed a wholly-owned subsidiary, Wind Harvest Pilot Project, Inc. ("WHPP"), a Delaware public benefit corporation. WHPP was formed to raise capital for the Company through Regulation CF and 506(c) offerings. WHPP loans this money to the Company to provide the capital needed to bring the Wind Harvester turbines through the commercialization process and advance the development of projects that will buy the Company's products.

Competitors and Industry

Industry

Wind Harvest operates within the global renewable energy sector, with a specialized focus on wind power. The wind energy market continues to grow significantly due to rising electricity demands from technologies such as electric vehicles, artificial intelligence, and the expansion of air conditioning use in a warming climate. Much of this demand coincides with times when low-altitude wind resources are strongest. Wind Harvest's technology addresses a vast, underutilized portion of this sector—turbulent wind below 100 feet—providing a unique solution that complements solar energy and existing wind infrastructure. According to the company's analysis, the total addressable market for vertical axis wind turbines in the understory of wind farms exceeds 100 GW, with the potential to double in the next decade.

Competition

The Company has few direct potential competitors in the utility-scale VAWT space, particularly within the turbulent wind niche. While traditional HAWT manufacturers dominate the broader wind energy sector, their technologies are not designed for low-altitude deployment. Wind Harvest differentiates itself with patented innovations, validated engineering models, and a product line ready for certification and commercialization. Existing wind energy OEMs have acknowledged their lack of expertise in this specific technology area, with at least one expressing interest in buying Wind Harvest or licensing its IP post-certification. Wind Harvest's innovations have been recognized by the USPTO's Patents for Humanity Award and featured in the Journal of Physics, further distinguishing it as a pioneering force in the market.

Current Stage and Roadmap

Current Stage

Wind Harvest is in the final stages of commercializing its utility-scale vertical axis wind turbines (VAWTs), known as the

Wind Harvester® series. The company has developed, tested, and validated its VAWT technology using data from full-scale prototypes and a peer-reviewed aeroelastic computer model, positioning it at Technology Readiness Level (TRL) 8. With five new patents granted and additional filings pending, Wind Harvest is now preparing for third-party certification and the collection of operational data necessary to reach TRL 9. These steps are expected to unlock access to traditional project financing for its customers, thereby enabling broad deployment. The turbines are not yet available for commercial sale, but project development and key sales discussions are already underway, including a major upcoming installation at the Port Hamilton Refining and Transportation facility in St. Croix, U.S. Virgin Islands..

Future Roadmap

Wind Harvest's immediate goals include completing third-party certification in 2026 and finalizing operational testing to achieve TRL 9 in 2027. The certification milestone will support the launch of its major commercial projects. Completing TRL 9 unlocks institutional financing options. The company plans to initiate turbine installation at its St. Croix project in early 2026, with a broader objective of deploying over $100 million in turbines by the end of 2028. Additionally, Wind Harvest intends to expand its revenue streams by licensing its patented technology to global turbine manufacturers and earning licensing and royalty income. Long-term, the company aims to scale production through third-party manufacturers, deepen its project pipeline, and capture a significant share of the untapped 100 GW VAWT market globally.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Kevin Wolf

Kevin Wolf's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member, and Principal Accounting Officer
  Dates of Service: January, 2006 - Present
  Responsibilities: I am a cofounder, the CEO and the president of the board.

Name: Christine Nielson

Christine Nielson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2019 - Present
  Responsibilities: My primary role has been to help edit and collaborate with Kevin Wolf on written materials used by the company to raise money and communicate with investors.

Other business experience in the past three years:

- Employer: VermiVision, Inc.
  Title: Senior Vice President, Board Member, Secretary
  Dates of Service: October, 2011 - Present
  Responsibilities: Christine co-founded VermiVision.

Name: Cornelius Alexander Fitzgerald

Cornelius Alexander Fitzgerald's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Treasurer
  Dates of Service: December, 2012 - Present
  Responsibilities: Board Member with Wind Harvest International

Other business experience in the past three years:

- Employer: Clean Energy Holdings, LLC
  Title: Co-Founder and President
  Dates of Service: July, 2019 - Present
  Responsibilities: Responsible for the overall strategy and commercial relationships for the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current

corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A-5 Preferred Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Class A-5 Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Class A-5 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class A-5 Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Wind Harvest International, Inc. was formed on 1/6/2006. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Wind Harvest International, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company operating in a new and highly competitive industry
The Company operates in the relatively new renewable energy industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as tariffs, inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our

intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. It is also important to note that the five patents granted so far are only protected in the United States, the Company's biggest potential market.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own

operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, government subsidies and competition, which could adversely affect the Company's business, financial condition, and operating results. The U.S. government subsidies for wind and renewable energy may not continue as expected.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Some of Wind Harvest's projects are in the United States and development, permitting, or financing of those projects may be hindered or made infeasible by political interference
The recently passed budget reconciliation act (H.R. 1 One Big Beautiful Bill Act) requires that projects be "started" by July 2026 in order to qualify for the full potential 30-50% Investment Tax Credit with a five year window to complete the projects. At least one of Wind Harvest's projects will require a permit granted by the U.S. federal government which could be influenced by executive or legislative actions. The result may be to prevent Wind Harvest's projects from securing permits and being developed. While Wind Harvest's management expects its proposed U.S projects will meet current requirements for qualifying for tax credits and permits, unforeseen politically driven challenges could stop those projects from securing permits or financing and, therefore, being developed.

Pending Litigation with Former Executive
The Company is currently engaged in active litigation with a former executive, stemming from a terminated employment relationship and subsequent unpaid settlement. As of the date of this offering, the Company has defaulted on a $130,000 mediated settlement agreement and still owes approximately $70,000. This lawsuit could result in a court judgment and further financial liability. In addition, it may continue to divert management attention and resources from core operations.

Material Outstanding Payables
As of July 2025, Wind Harvest had an accounts payable balance of approximately $596,000 owed to over 20 vendors and individuals. These payables include amounts owed to consultants, engineers, law firms, and strategic service providers. The Company's ability to pay these obligations may depend on raising additional capital. Failure to resolve these obligations could disrupt operations, delay project timelines, or result in legal action from creditors.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
E.A. Maas Marital Trust	40,016,643	Series A-1 Preferred Stock	15.62%
E.A. Maas Marital Trust	13,347,356	Series A-2 Preferred Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, Convertible Notes with Preferred Warrants, and Convertible Promissory Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 50,000,000 of Series A-5 Preferred Stock.

Class A Common Stock

The amount of security authorized is 499,085,293 with a total of 82,209,503 outstanding.

Voting Rights

One vote per share. No cumulative voting.

Material Rights

The amount outstanding includes 26,962,500 shares to be issued pursuant to vested options and 23,482,409 shares to be issued pursuant issued warrants.

The authorized and issued securities (described below) for which unissued Class A Common Shares are reserved as underlying stock for conversion of Preferred Stock securities or exercise of warrants and options have not been included in the amount outstanding:

1. Up to 377,393,045 shares of common stock that may be issued pursuant to the conversion of authorized Preferred shares and Preferred Stock Warrants.

2. Up to an additional 6,017,591 of authorized warrants that may be issued in connection with prior board of directors authorization.

3. 59,037,500 shares which may be issued pursuant to options authorized and granted under the Company's Equity Incentive Plan that have not yet vested.

These Class A Common Stock Shares have the unique right to elect two members of the Company's three member Board of Directors.

Liquidation Rights: Receive residual assets after Preferred Stockholders receive their liquidation preference.

Dividends: Dividends are only payable after Preferred holders receive priority dividends.

A full description of material shareholder rights and restrictions is provided in Exhibit F of this Offering Memorandum containing the Company's Restated Certificate of Incorporation. Generally, material rights and restrictions regarding the Company's Common Stock are described in Article Four, Section C and rights and restrictions regarding the Company's Preferred Stock are described in Article Four, Section D.

Class B Common Stock

The amount of security authorized is 30,726,606 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The entirety of these authorized 30,726,606 shares are reserved for conversion of the Company's Class A-2 Preferred shares as described below. These reservations include 13,347,356 shares reserved for issued and outstanding Class A-2 Preferred shares and 17,379,250 shares reserved for the remaining authorized but not issued Class A-2 Preferred shares.

Liquidation Rights: Receive residual assets after Preferred Stockholders receive their liquidation preference.

Dividends: Dividends are only payable after Preferred holders receive priority dividends.

These Class B Common Stock Shares, generally, have no voting rights except for limited protective rights (e.g., preventing adverse amendments to their rights) as described in Article 4, Section C.2.2 of the Company's Restated Certificate of Incorporation or as required by General Corporate Law.

A full description of material shareholder rights and restrictions is provided in Exhibit F of this Offering Memorandum containing the Company's Restated Certificate of Incorporation. Generally, material rights and restrictions regarding the Company's Common Stock are described in Article Four, Section C and rights and restrictions regarding the Company's Preferred Stock are described in Article Four, Section D.

Series A Preferred Stock

The amount of security authorized is 109,939,757 with a total of 109,939,757 outstanding.

Voting Rights

Votes together with Class A Common Stock on an as-converted basis. Votes collectively along with other Preferred Stockholders with voting rights as a separate class on matters reserved for Preferred Stockholders under the Certificate of Incorporation (e.g., changes to anti-dilution rights, issuance of senior securities, adverse charter amendments, redemption, liquidation/merger). Votes collectively along with other Preferred Stockholders with full voting rights as a separate class for appointment of one Series A Preferred Shareholder representative as a member the Company's three member Board of Directors

Material Rights

The remaining 9,200,000 authorized but unissued Class A Preferred shares are reserved for exercise of issued warrants for purchase of Class A Preferred outstanding as of the Offering Effective Date. Some of these warrants may expire prior to the conclusion of the Offering. These warrants are described below.

Original Issue Price: $0.050/Share

Conversion Price: The Original Purchase Price as adjusted by formulas described in Article 4, Section D.4.4 unless a majority of voting shareholders elect to waive anti-dilution protective rights.

Protective Provisions: As long as 10,000,000 shares are outstanding, a majority of Preferred must approve actions such as: Liquidation/merger, Adverse charter/bylaw amendments, Issuance of senior or pari passu securities, Redemption/purchase of stock outside narrow exceptions, Creating non-wholly-owned subsidiaries.

Redemption Rights: Generally not redeemable, except in connection with certain Deemed Liquidation Events (where holders can force redemption out of available proceeds).

Conversion Rights: Convertible at any time into Common Stock (generally Class A). Automatic conversion upon a Qualified IPO ($30M+ gross proceeds) or with majority vote of Preferred holders. Anti-dilution adjustments protect against down-round financing as specified in Restated Certificate of Incorporation Article 4, Section D.3.

Liquidation Rights: Entitled to the greater of (i) their Original Issue Price plus declared but unpaid dividends, or (ii) the amount they would receive on an as-converted basis. This liquidation preference applies both in true liquidations and in Deemed Liquidation Events (e.g., merger, asset sale).

Dividends: In any given year, Holders are entitled to an 8% annual dividend on their Original Issue Price before any dividends may be paid to common stockholders. After that preference, they share pro rata with Common Stock (on an as-converted basis).

This class of the Company's Preferred Stock shares equal voting rights with all classes its preferred stock with voting rights. As a group of classes all of the Company's voting Preferred classes have the unique right to elect one member of the Company's Board of Directors.

These preferred shares are subject to a Right of First Refusal Agreement which permits either the Company or other current share holders to take priority in any proposed sales to be made by key shareholders. The preferred shares in this offering will not be subject to this agreement.

A full description of material shareholder rights and restrictions is provided in Exhibit F of this Offering Memorandum containing the Company's Restated Certificate of Incorporation. Generally, material rights and restrictions regarding the Company's Common Stock are described in Article Four, Section C and rights and restrictions regarding the Company's Preferred Stock are described in Article Four, Section D.

Series A-1 Preferred Stock

The amount of security authorized is 156,006,496 with a total of 109,985,503 outstanding.

Voting Rights

Votes together with Class A Common Stock on an as-converted basis. Votes collectively along with other Preferred Stockholders with voting rights as a separate class on matters reserved for Preferred Stockholders under the Certificate of Incorporation (e.g., changes to anti-dilution rights, issuance of senior securities, adverse charter amendments, redemption, liquidation/merger). Votes collectively along with other Preferred Stockholders with full voting rights as a separate class for appointment of one Series A Preferred Shareholder representative as a member the Company's three member Board of Directors

Material Rights

The remaining 45,768,065 authorized but unissued Class A-1 Preferred shares are reserved for potential of conversion of the Company's Convertible Debt as described below or as a buffer for conversion Adjustments.

Original Issue Price: $0.050/Share

Conversion Price: The Original Purchase Price as adjusted by formulas described in Article 4, Section D.4.4 unless a majority of voting shareholders elect to waive anti-dilution protective rights.

Protective Provisions: As long as 10,000,000 shares are outstanding, a majority of Preferred must approve actions such as: Liquidation/merger, Adverse charter/bylaw amendments, Issuance of senior or pari passu securities, Redemption/purchase of stock outside narrow exceptions, Creating non-wholly-owned subsidiaries.

Redemption Rights: Generally not redeemable, except in connection with certain Deemed Liquidation Events (where holders can force redemption out of available proceeds).

Conversion Rights: Convertible at any time into Common Stock (generally Class A). Automatic conversion upon a Qualified IPO ($30M+ gross proceeds) or with majority vote of Preferred holders. Anti-dilution adjustments protect against down-round financing as specified in Restated Certificate of Incorporation Article 4, Section D.3.

Liquidation Rights: Entitled to the greater of (i) their Original Issue Price plus declared but unpaid dividends, or (ii) the amount they would receive on an as-converted basis. This liquidation preference applies both in true liquidations and in Deemed Liquidation Events (e.g., merger, asset sale).

Dividends: In any given year, Holders are entitled to an 8% annual dividend on their Original Issue Price before any dividends may be paid to common stockholders. After that preference, they share pro rata with Common Stock (on an as-converted basis).

This class of the Company's Preferred Stock shares equal voting rights with all classes its preferred stock with voting rights. As a group of classes all of the Company's voting Preferred classes have the unique right to elect one member of the Company's Board of Directors.

These preferred shares are subject to a Right of First Refusal Agreement which permits either the Company or other current share holders to take priority in any proposed sales to be made by key shareholders. The preferred shares in this offering will not be subject to this agreement.

A full description of material shareholder rights and restrictions is provided in Exhibit F of this Offering Memorandum containing the Company's Restated Certificate of Incorporation. Generally, material rights and restrictions regarding the Company's Common Stock are described in Article Four, Section C and rights and restrictions regarding the Company's Preferred Stock are described in Article Four, Section D.

Series A-2 Preferred Stock

The amount of security authorized is 30,726,606 with a total of 13,347,356 outstanding.

Voting Rights

There are no voting rights associated with Series A-2 Preferred Stock.

Material Rights

The remaining 17,379,250 authorized but unissued Class A-1 Preferred shares are reserved for potential of conversion of the Company's Convertible Debt as described below or as a buffer for conversion Adjustments.

Original Issue Price: $0.050/Share

Conversion Price: The Original Purchase Price as adjusted by formulas described in Article 4, Section D.4.4 unless a majority of voting shareholders elect to waive anti-dilution protective rights.

Protective Provisions: As long as 10,000,000 shares are outstanding, a majority of Preferred must approve actions such as:

Liquidation/merger, Adverse charter/bylaw amendments, Issuance of senior or pari passu securities, Redemption/purchase of stock outside narrow exceptions, Creating non-wholly-owned subsidiaries.

Redemption Rights: Generally not redeemable, except in connection with certain Deemed Liquidation Events (where holders can force redemption out of available proceeds).

Conversion Rights: Convertible at any time into Common Stock (generally Class A). Automatic conversion upon a Qualified IPO ($30M+ gross proceeds) or with majority vote of Preferred holders. Anti-dilution adjustments protect against down-round financing as specified in Restated Certificate of Incorporation Article 4, Section D.3.

Liquidation Rights: Entitled to the greater of (i) their Original Issue Price plus declared but unpaid dividends, or (ii) the amount they would receive on an as-converted basis. This liquidation preference applies both in true liquidations and in Deemed Liquidation Events (e.g., merger, asset sale).

Dividends: In any given year, Holders are entitled to an 8% annual dividend on their Original Issue Price before any dividends may be paid to common stockholders. After that preference, they share pro rata with Common Stock (on an as-converted basis).

These Class A-2 Preferred Stock Shares, generally, have no voting rights except for limited protective rights (e.g., preventing adverse amendments to their rights) as described in Article 4, Section D.4 of the Company's Restated Certificate of Incorporation or as required by General Corporate Law.

These preferred shares are subject to a Right of First Refusal Agreement which permits either the Company or other current share holders to take priority in any proposed sales to be made by key shareholders. The preferred shares in this offering will not be subject to this agreement.

A full description of material shareholder rights and restrictions is provided in Exhibit F of this Offering Memorandum containing the Company's Restated Certificate of Incorporation. Generally, material rights and restrictions regarding the Company's Common Stock are described in Article Four, Section C and rights and restrictions regarding the Company's Preferred Stock are described in Article Four, Section D.

Series A-3 Preferred Stock

The amount of security authorized is 11,698,066 with a total of 11,467,847 outstanding.

Voting Rights

Votes together with Class A Common Stock on an as-converted basis. Votes collectively along with other Preferred Stockholders with voting rights as a separate class on matters reserved for Preferred Stockholders under the Certificate of Incorporation (e.g., changes to anti-dilution rights, issuance of senior securities, adverse charter amendments, redemption, liquidation/merger). Votes collectively along with other Preferred Stockholders with full voting rights as a separate class for appointment of one Series A Preferred Shareholder representative as a member the Company's three member Board of Directors

Material Rights

The remaining 167,154 shares of authorized but unissued Class A-3 Preferred shares are reserved as a buffer for conversion adjustments.

Original Issue Price: $0.081/Share

Conversion Price: The Original Purchase Price as adjusted by formulas described in Article 4, Section D.4.4 unless a majority of voting shareholders elect to waive anti-dilution protective rights.

Protective Provisions: As long as 10,000,000 shares are outstanding, a majority of Preferred must approve actions such as: Liquidation/merger, Adverse charter/bylaw amendments, Issuance of senior or pari passu securities, Redemption/purchase of stock outside narrow exceptions, Creating non-wholly-owned subsidiaries.

Redemption Rights: Generally not redeemable, except in connection with certain Deemed Liquidation Events (where holders can force redemption out of available proceeds).

Conversion Rights: Convertible at any time into Common Stock (generally Class A). Automatic conversion upon a Qualified IPO ($30M+ gross proceeds) or with majority vote of Preferred holders. Anti-dilution adjustments protect against down-round financing as specified in Restated Certificate of Incorporation Article 4, Section D.3.

Liquidation Rights: Entitled to the greater of (i) their Original Issue Price plus declared but unpaid dividends, or (ii) the amount they would receive on an as-converted basis. This liquidation preference applies both in true liquidations and in Deemed Liquidation Events (e.g., merger, asset sale).

Dividends: In any given year, Holders are entitled to an 8% annual dividend on their Original Issue Price before any dividends may be paid to common stockholders. After that preference, they share pro rata with Common Stock (on an as-converted basis).

This class of the Company's Preferred Stock shares equal voting rights with all classes its preferred stock with voting rights. As a group all of the Company's voting Preferred classes have the unique right to elect one member of the Company's Board of Directors.

These preferred shares are subject to a Right of First Refusal Agreement which permits either the Company or other current share holders to take priority in any proposed sales to be made by key shareholders. The preferred shares in this offering will not be subject to this agreement.

A full description of material shareholder rights and restrictions is provided in Exhibit F of this Offering Memorandum containing the Company's Restated Certificate of Incorporation. Generally, material rights and restrictions regarding the Company's Common Stock are described in Article Four, Section C and rights and restrictions regarding the Company's Preferred Stock are described in Article Four, Section D.

Series A-4 Preferred Stock

The amount of security authorized is 6,022,120 with a total of 2,252,457 outstanding.

Voting Rights

One vote per share. Votes together with Class A Common Stock on an as-converted basis. Votes collectively along with other Preferred Stockholders with voting rights as a separate class on matters reserved for Preferred Stockholders under the Certificate of Incorporation (e.g., changes to anti-dilution rights, issuance of senior securities, adverse charter amendments, redemption, liquidation/merger). Votes collectively along with other Preferred Stockholders with full voting rights as a separate class for appointment of one Series A Preferred Shareholder representative as a member the Company's three member Board of Directors

Material Rights

The remaining 3,022,120 shares of authorized but unissued Class A-3 Preferred shares are reserved for potential of conversion of the Company's Convertible Debt as described below or as a buffer for conversion adjustments.

Original Issue Price: $0.081/Share

Conversion Price: The Original Purchase Price as adjusted by formulas described in Article 4, Section

D.4.4 unless a majority of voting shareholders elect to waive anti-dilution protective rights.

Protective Provisions: As long as 10,000,000 shares are outstanding, a majority of Preferred must approve actions such as: Liquidation/merger, Adverse charter/bylaw amendments, Issuance of senior or pari passu securities, Redemption/purchase of stock outside narrow exceptions, Creating non-wholly-owned subsidiaries.

Redemption Rights: Generally not redeemable, except in connection with certain Deemed Liquidation Events (where holders can force redemption out of available proceeds).

Conversion Rights: Convertible at any time into Common Stock (generally Class A). Automatic conversion upon a Qualified IPO ($30M+ gross proceeds) or with majority vote of Preferred holders. Anti-dilution adjustments protect against down-round financing as specified in Restated Certificate of Incorporation Article 4, Section D.3.

Liquidation Rights: Entitled to the greater of (i) their Original Issue Price plus declared but unpaid dividends, or (ii) the amount they would receive on an as-converted basis. This liquidation preference applies both in true liquidations and in Deemed Liquidation Events (e.g., merger, asset sale).

Dividends: In any given year, Holders are entitled to an 8% annual dividend on their Original Issue Price before any dividends may be paid to common stockholders. After that preference, they share pro rata with Common Stock (on an as-converted basis).

This class of the Company's Preferred Stock shares equal voting rights with all classes its preferred stock with voting rights. As a group all of the Company's voting Preferred classes have the unique right to elect one member of the Company's Board of Directors.

These preferred shares are subject to a Right of First Refusal Agreement which permits either the Company or other current share holders to take priority in any proposed sales to be made by key shareholders. The preferred shares in this offering will not be subject to this agreement.

A full description of material shareholder rights and restrictions is provided in Exhibit F of this Offering Memorandum containing the Company's Restated Certificate of Incorporation. Generally, material rights and restrictions regarding the Company's Common Stock are described in Article Four, Section C and rights and restrictions regarding the Company's

Preferred Stock are described in Article Four, Section D.

Series A-5 Preferred Stock

The amount of security authorized is 63,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Protective Provisions: As long as 10,000,000 shares are outstanding, a majority of Preferred must approve actions such as: Liquidation/merger, Adverse charter/bylaw amendments, Issuance of senior or pari passu securities, Redemption/purchase of stock outside narrow exceptions, Creating non-wholly-owned subsidiaries.

Redemption Rights: Generally not redeemable, except in connection with certain Deemed Liquidation Events (where holders can force redemption out of available proceeds).

Conversion Rights: Convertible at any time into Common Stock (generally Class A). Automatic conversion upon a Qualified IPO ($30M+ gross proceeds) or with majority vote of Preferred holders. Anti-dilution adjustments protect against down-round financing as specified in Restated Certificate of Incorporation Article 4, Section D.3.

Liquidation Rights: Entitled to the greater of (i) their Original Issue Price plus declared but unpaid dividends, or (ii) the amount they would receive on an as-converted basis. This liquidation preference applies both in true liquidations and in Deemed Liquidation Events (e.g., merger, asset sale).

Dividends: In any given year, Holders are entitled to an 8% annual dividend on their Original Issue Price before any dividends may be paid to common stockholders. After that preference, they share pro rata with Common Stock (on an as-converted basis).

A full description of material shareholder rights and restrictions is provided in Exhibit F of this Offering Memorandum containing the Company's Restated Certificate of Incorporation. Generally, material rights and restrictions regarding the Company's Common Stock are described in Article Four, Section C and rights and restrictions regarding the Company's Preferred Stock are described in Article Four, section D.

Convertible Notes with Preferred Warrants

The security will convert into Preferred series a-1 or a-2 and the terms of the Convertible Notes with Preferred Warrants are outlined below:

Amount outstanding: $3,082,771.00
Maturity Date: December 31, 2026
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: None with the exception that noteholders must elect to convert on or before the maturity date.

Material Rights

The amount outstanding includes interest calculated as of August 22, 2025.

These notes have a fixed conversion rate $0.0500/share of Preferred Series A-1 or A-2 fixed rate of conversion for all principal and interest holders elect to convert.

These securities will convert into Preferred Series A-1 and Series A-2 at a ratio of 75.15% Series A-1: 24.85% Series A-2) as of August 22, 2025.

Convertible Promissory Notes

The security will convert into Preferred series a-4 stock and the terms of the Convertible Promissory Notes are outlined below:

Amount outstanding: $304,962.00
Maturity Date: June 30, 2026
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: These notes must convert upon the earlier of two events–the maturity date or the prior aggregate raising of $6,000,000 of equity capital in cash purchases of the Company's preferred stock following issue date of notes. This offering will not trigger conversion.

Material Rights

The security will convert into Preferred Series A-4 stock (or under terms materially the same).

These notes convert at a conversion price of $0.090/share of Preferred Series A-4 stock fixed rate of conversion.

The amount outstanding includes interest calculated as of August 22, 2025.

These include multiple notes issued to individual investors under equivalent terms with variable issuance dates and forced conversion upon the same maturity date of June 30, 2026.

What it means to be a minority holder

As a minority holder of Class A-5 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Class A Preferred (Convertible)
  Final amount sold: $391,660.00
  Use of proceeds: Ongoing Company Costs
  Date: March 09, 2022
  Offering exemption relied upon: Regulation D

- Type of security sold: Class A-1 Preferred (Convertible)
  Final amount sold: $5,499,274.00
  Use of proceeds: Conversion of Capital Debt Financing
  Date: December 07, 2022
  Offering exemption relied upon: Regulation D

- Type of security sold: Convertible Preferred A-2
  Final amount sold: $667,367.00
  Use of proceeds: Conversion of Capital Debt Financing
  Date: November 23, 2022
  Offering exemption relied upon: Regulation D

- Type of security sold: Convertible Preferred A-3
  Final amount sold: $928,895.00
  Use of proceeds: Conversion of Capital Debt Financing
  Date: November 23, 2022
  Offering exemption relied upon: Regulation D

- Type of security sold: Convertible Preferred A-4
  Final amount sold: $202,721.00
  Use of proceeds: Ongoing Company Costs
  Date: May 08, 2024
  Offering exemption relied upon: Regulation D

- Type of security sold: Convertible Promissory Notes into Series A4 preferred shares
  Final amount sold: $243,623.00
  Use of proceeds: Patent costs, project development expenses. Ongoing Company Costs
  Date: May 22, 2025
  Offering exemption relied upon: 506(b)

- Name: Class A Common Shares
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 163,287
  Use of proceeds: Ongoing Company Costs
  Date: July 22, 2024
  Offering exemption relied upon: 506(c)

- Name: Class A Common Shares (NetCapital Common Share Offering)
  Type of security sold: Equity
  Final amount sold: $792,275.60
  Number of Securities Sold: 13,041,307
  Use of proceeds: Order some components, Pay debt. Advance projects, Ongoing Company Costs
  Date: April 30, 2024
  Offering exemption relied upon: Regulation CF

- Type of security sold: Promissory Notes - 2.5 Common Share warrants per $1 invested. Through subsidiary Wind Harvest Pilot Project Inc.
  Final amount sold: $649,017.00
  Use of proceeds: Pay engineering staff and consultants to complete Wind Harvester 4.0 that led to paying for new patents that came out of the process. Ongoing Company Costs
  Date: February 02, 2024
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Wind Harvest has been in the research and development phase of the Technology Readiness Level process. Sales can begin with TRL 8 - third party certification. Without an income stream from sales, the Company has relied on investments to continue making progress.

Wind Harvest has been operating without revenue for almost 20 years. Capital from the StartEngine offering is expected to bring the Company to its first sales. The next and expected last round of capital (Series B) is expected to bring the Company into profitability where it will not need to raise additional capital.

Foreseeable major expenses based on projections:

Major expenses will start with the order of components for and the installation of two Wind Harvester 4.0 turbines and the expense of having the turbines undergo third party certification. Another large expense will be to keep the company going as it completes TRL 8 and begins sales. Capital raised will also pay for the cost to develop projects in the Company's sales pipeline. Another chunk of capital will be used to reduce the Company's debt and prepare for a higher valuation in its Series B round.

Future operational challenges:

The potential rescinding of the U.S. Investment Tax Credits will harm our potential to rapidly expand in the U.S. market. Another challenge will be to provide wind farm owners with the data and modeling verification they need to be convinced that a layer of short VAWTs won't create turbulence that harms their HAWTs in a wind farm. The Company plans on investing in collecting data on and modeling the wake of its VAWTs and how the benefit or impact HAWTsdevelopment of a VAWT-. This model could lead to a spinoff business.

Future challenges related to capital resources:

If the ITC's 40% tax credit ends, then Wind Harvest will need to put more of its own capital into projects it is developing.

Future milestones and events:

As soon as we can evaluate that our Wind Harvester 4.0 turbine is assembled, installed and commissioned as expected and we have raised our Series B round, we will order turbines for projects in our pipeline. The margin on the sales of those turbines will provide us with a cash flow that we predict will soon lead to profitability. Proving that the wake from pairs of VAWTs won't harm downwind HAWTs and could bring faster moving wind into the HAWT rotors will be important to opening the large wind farm "understory" market to VAWT sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 11, 2025, the Company has capital resources available in the form of a shareholder loan with $130,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

In addition to the $130,000 in the bank, the Company has access to a $150,000 line of credit from the CEO and other investors.

We believe the funds of this campaign may be critical to our company operations. The Company has been in discussions with a major possible investor in Mexico that could negate the need for additional capital but it is not assured.

These funds may be required to support the Company's plans to complete Technology Readiness Level 8 and prepare for TRL 9.

We also have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

The Company currently faces liquidity constraints and operates with limited working capital. A successful raise will assist the Company in paying off existing liabilities and continuing operations. Please see the Risk Factors for additional information related to the Company's current liquidity.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The Company has been keeping going since 2006 and will continue to do so whether or not the StartEngine offering is successful.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will be able to operate as it has in the past and continue if only the minimum is raised.

If the Company only raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months because of the support from its existing investors. This is based on a current monthly burn rate of $60,000 for expenses related to salaries, administrative expenses and other obligations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate at full speed for at least 12 months. This is based on a current monthly burn rate of $840,000 for expenses related to salaries, administrative expenses and other obligations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes. The CEO has a personal line of credit he has used in the past and is prepared to use in the future.

Currently, the Company has contemplated additional future sources of capital including a Series B offering at >$0.25 per share.

Indebtedness

- Creditor: Promissory Notes
  Amount Owed: $2,355,860.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2026
  Interest Rate ranges from 1% to 10% and the maturity dates range from 2025 to 2026. Some notes have attached warrants. Aggregate amount of $2,355,860 includes $2,072,895 principal and $282,964 accrued interest.$1,808,488 as of August 22, 2025. Maturity Date is variable through December 31, 2026

- Creditor: Convertible Promissory Notes
  Amount Owed: $304,962.00
  Interest Rate: 10.0%
  Maturity Date: June 30, 2026
  These notes convert automatically to Class A-4 Preferred Stock on the earlier of two events–sale of $6,000,000 purchase price of Capital Stock after date of original issue of notes or on the maturity date of notes. Aggregate amount of $304,962 includes $280,097 principal and $24,865 accrued interest as of August 22, 2025.

- Creditor: Convertible Notes with Preferred Warrants
  Amount Owed: $3,082,771.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2026
  May be converted at any time up to the date of maturity to Class A-1 and Class A-2 Preferred shares at an approximate ratio of 75% to 25% respectively. These notes have 4,250,000 attached warrants for purchase of Series A Preferred Stock included in the total of 9,200,000 warrants for purchase of these shares noted elsewhere. Aggregate amount of $3,082,771 includes $1,442,500 principal and $1,640,271 accrued interest as of August 22, 2025 See Company security section for additional information

- Creditor: Long-term Subsidiary Notes
  Amount Owed: $2,564,583.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2027
  Interest rates vary from 8% to 10%. These notes have 13,993,028 attached warrants for the purchase of Class A Common Stock

- Creditor: Predecessor Company Debt
  Amount Owed: $66,278.00
  Interest Rate: 4.0%
  Aggregate amount includes $59,043 principal and $7,235 accrued interest as of August 22, 2025.

Related Party Transactions

- Name of Person: Linda Cloud
  Relationship to Company: Spouse of CEO
  Nature / amount of interest in the transaction: $2,000 paid for past invoice in 2025
  Material Terms: No interest earned due upon payment.

- Name of Person: Kelsey Wolf-Cloud
  Relationship to Company: Daughter of CEO
  Nature / amount of interest in the transaction: Part time employee who has been paid $1,210 in 2023. She did not receive compensation from the Company during the year ended December 31, 2024.
  Material Terms: $35 per hour plus standard benefits.

- Name of Person: Lucy Latuff
  Relationship to Company: Daughter of CEO
  Nature / amount of interest in the transaction: Part time employee who has been paid ~$1,209 in 2024.
  Material Terms: $20 per hour plus standard benefits.

- Name of Person: Kevin Wolf
  Relationship to Company: CEO
  Nature / amount of interest in the transaction: $236,800
  Material Terms: In 2023, Kevin loaned the Company a total of $52,850 through three separate transactions. In 2024, he provided additional loans amounting to $183,950 across eleven separate transactions. These loans were provided to support the Company's working capital needs and are subject to terms and conditions documented in loan agreements.

- Name of Entity: Maas Marital Trust
  Names of 20% owners: Maas Family voting block
  Relationship to Company: Heirs to the Series A lead investor
  Nature / amount of interest in the transaction: 24.7%
  Material Terms: Preferred Class A (Voting) shares - 75%, Preferred Class B Non-voting shares - 25%

Valuation

Pre-Money Valuation: $32,920,242.30

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock and all outstanding warrants and vested options are exercised (calculated as of 8/22/2025).

In making this calculation we have not assumed that: (i) any shares reserved for issuance under a stock plan are issued; or (ii) any shares that may be issued in connection with warrants authorized but not outstanding are issued.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Operations
  76.5%
  Keep the company solvent and going

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Product Development (not including salaries)
  20.0%
  Product manufacturing, assembly, installation, commissioning, and third certification of two Wind Harvester, Bird Studies. Wake Studies.

- Operations
  17.0%
  Staff Expenses, Admin and Overhead for 12 months

- Note and Debt Reduction
  45.0%
  Pays back all short term noteholders and creditors who have funded the Company's operations in 2024 and 2025 as well as interest owed on promissory notes generated from past RegCF offerings.

- Fundraising
  4.0%
  Targeted outreach to investors who should like this offering

- Contingency
  5.5%
  To cover unexpected expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://windharvest.com/ (https://windharvest.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/wind-harvest

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Wind Harvest International, Inc.

[See attached]

Wind Harvest

Wind Harvest International, Inc.
(the "Company")
a Delaware Corporation

Consolidated financial statements with Independent Auditor's Report

Years Ended December 31, 2023 & 2024

Table of Contents

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: Wind Harvest International, Inc. Management

Opinion:
We have audited the accompanying consolidated financial statements of the Company and its subsidiary which comprise the consolidated statements of financial position as of December 31, 2023 & 2024 and the related consolidated statements of operations, consolidated statements of changes in shareholders' equity (deficit), and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 & 2024 and the consolidated results of its operations and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor"s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided consolidated financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:
Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the consolidated financial statements and our auditor's report thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance

thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Consolidated Financial Statements:
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
July 31, 2025

WIND HARVEST INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31, 2024	As of December 31, 2023
ASSETS			
Current Assets:			
Cash & cash equivalents	$	243	11,396
Inventory		285,431	285,431
Other Receivables		16,657	7,470
Prepaid Expenses		77,926	-
Total Current Assets	$	380,257	304,297
Non-Current Assets:			
Property and Equipment -net	$	6,134	8,424
Intangible Assets - net		109,349	80,173
Security Deposits		42,010	40,500
Total Non-Current Assets		157,493	129,097
TOTAL ASSETS	$	537,750	433,394
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	747,506	753,822
Accrued Expenses		498,299	484,868
Payroll Payable		12,888	29,179
Subsidiary Notes - Accrued Interest		641,563	397,402
Total Current Liabilities	$	1,900,256	1,665,271
Non-Current Liabilities:			
Promissory Notes	$	1,808,488	1,313,937
Convertible Notes		1,442,500	1,442,500
Liability Warrants		131,027	493
Convertible Notes - Accrued Interest		1,549,298	1,404,653
Promissory Notes - Accrued Interest		196,089	107,145
Long Term Subsidiary Notes, Net of Debt Discounts		2,471,152	2,417,448
Predecessor Company Debt		64,764	62,001
Total Non-Current Liabilities	$	7,663,317	6,748,177
TOTAL LIABILITIES	$	9,563,573	8,413,448

Equity (Deficit)

Common Stock	$	3,176	1,856
Series A Preferred Stock (Issues A through A-4)		23,767	23,753
APIC Common & Preferred Stock Net of Fundraising Costs		12,712,427	11,967,466
APIC Fair Value of Derivatives Granted or Issued		414,420	357,736
Accumulated Deficit		(22,179,613)	(20,330,866)
TOTAL EQUITY (DEFICIT)		(9,025,823)	(7,980,054)
TOTAL LIABILITIES AND EQUITY	$	537,750	433,394

See Accompanying Notes to these Consolidated Financial Statements

WIND HARVEST INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Operating Expenses			
Advertising & Marketing	$	61,501	11,867
General and Administrative		72,346	78,295
Payroll		244,287	186,891
Professional Fees		558,805	370,657
Taxes		20,049	15,625
Depreciation Expenses		2,290	2,290
Rent		-	21,561
Contingent Expenses		33,406	441,904
Amortization Expense		4,402	2,399
Research and Development		120,728	237,958
Total Operating Expenses		**1,117,814**	**1,369,447**
Total Loss from Operations		**(1,117,814)**	**(1,369,447)**
Other (Expense)			
Interest Expense	$	(706,912)	(477,461)
Other Income		3	2,000
Other Expense		(28,157)	(19,856)
Income Tax		4,130	(2,467)
Total Other Income (Expense)	$	**(730,936)**	**(497,784)**
Net Income (Loss)	**$**	**(1,848,750)**	**(1,867,231)**
Earnings Before Income Taxes, Depreciation, and Amortization		**(1,859,572)**	**(1,869,453)**
Net Income (Loss)	**$**	**(1,848,750)**	**(1,867,231)**

See Accompanying Notes to these Consolidated Financial Statement

WIND HARVEST INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

	Common Stock		APIC - Common Stock	Series A Preferred Stock (Issues A through A-4) at par value $0.0001 per share		APIC Series A Preferred Stock (Issues A through A-4)	Warrants For Common Stock	APIC - Warrants Common Stock	Warrants For Preferred Stock	Options For Common Stock	Accumulated Equity Issuance Costs	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	**$ Amount**		**# of Shares**	**$ Amount**								
Beginning balance at 1/1/23	18,560,000	1,856	6,651	237,342,684	23,734	12,082,817	37,185	1,500	203,540	73,808	(117,260)	(18,398,954)	(6,085,120)
Prior period adjustment												(64,681)	(64,683)
Issuance of Stock	-	-	-	188,889	19	16,981	3,026	-	-	40,176	(21,723)	-	38,479
Additional Paid in Capital	-	-	-	-	-	-	-	(1,500)	-	-	-	-	(1,500)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(1,867,231)	(1,867,231)
Ending balance at 12/31/23	**18,560,000**	**1,856**	**6,651**	**237,531,573**	**23,753**	**12,099,798**	**40,211**	**-**	**203,540**	**113,985**	**(138,983)**	**(20,330,866)**	**(7,980,054)**
Issuance of Stock	13,204,594	1,320	791,158	141,347	14	12,707	39,653	-	-	17,031	(58,904)	-	802,979
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(1,848,750)	(1,848,750)
Ending balance at 12/31/24	**31,764,594**	**3,176**	**797,809**	**237,672,920**	**23,767**	**12,112,505**	**79,864**	**-**	**203,540**	**131,015**	**(197,887)**	**(22,179,613)**	**(9,025,823)**

See Accompanying Notes to these Consolidated Financial Statement

WIND HARVEST INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(1,848,750)	(1,867,231)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustments		-	(64,681)
Inventory		-	(648)
Other Receivables		(9,187)	61,992
Prepaid Expenses		(77,926)	-
Security Deposits		(1,510)	-
Accounts Payable		(6,316)	(89,316)
Accrued Expenses		13,431	451,910
Payroll Payable		(16,292)	25,044
ST - Lease Liability		-	(89,806)
Convertible Notes - Accrued Interest		144,645	144,250
Promissory Notes - Accrued Interest		88,944	65,813
LT - Lease Liability		-	(98,570)
Depreciation Expense		2,290	2,290
Amortization Expense		4,402	2,399
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		142,482	410,677
Net Cash provided by (used in) Operating Activities		(1,706,268)	(1,456,554)
INVESTING ACTIVITIES			
Intangible Assets - net	$	(33,578)	(58,098)
ROU Assets - net		-	225,416
Net Cash provided by (used in) Investing Activities		(33,578)	167,318
FINANCING ACTIVITIES			
Promissory Notes	$	494,551	761,169
Liability Warrants		130,534	493
Long Term Subsidiary Notes - Net of Debt Discounts		53,704	263,431
Subsidiary Notes - Accrued Interest		244,161	226,207
Predecessor Company Debt		2,763	2,162
Common Stock		1,320	-
Series A Preferred Stock (Issues A through A-4)		14	19
APIC Common & Preferred Stock Net of Fundraising Costs		744,961	(6,242)
APIC Fair Value of Derivatives Granted or Issued		56,685	43,202

Net Cash provided by (used in) Financing Activities	1,728,693	1,290,441
Cash at the beginning of period	11,396	10,191
Net Cash increase (decrease) for period	1,740,089	1,300,632
Cash at end of period	243	11,396
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	333,105	185,441
Income Taxes	-	8,292
Supplemental Disclosures of Non-Cash Investing and Financing Activities	See Note 7- Supplemental Cash Flow Information	

See Accompanying Notes to these Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Wind Harvest International, Inc. ("the Company") was formed in Delaware on January 6, 2006. The Company plans to earn revenue by selling and licensing vertical-axis wind turbines to renewable energy developers, high-energy-use facilities, and other industry and governmental buyers. The Company's headquarters is in Davis, California. The Company's customers will be domestic and international.

On April 7, 2020, the Company formed a wholly-owned subsidiary, Wind Harvest Pilot Project, Inc. ("WHPP"), a Delaware public benefit corporation. WHPP was formed to raise capital for the Company through Regulation CF and 506(c) offerings. WHPP loans this money to the Company to provide the capital needed to bring the Wind Harvester turbines through the commercialization process and advance the development of projects that will buy the Company's products. The Company will conduct a crowdfunding campaign under Regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time.

The Company's management has evaluated this condition and has subsequently engaged in financing activity. and plans to generate revenues and raise capital as needed to meet its capital requirements. As part of management's plans to mitigate substantial doubt, between January 1, 2025, and June 30, 2025, the Company undertook the following financing and refinancing activities:

- Issued $200,097 in convertible promissory notes bearing 10% annual interest, maturing June 30, 2026. Of this amount, $145,000 represented new financing and $55,097 related to the refinancing of existing promissory notes.
- Extended the maturity dates of promissory notes totaling $1,032,451 in principal outstanding as of December 31, 2024. New maturities range from September 30, 2025, to December 31, 2026.
- Issued $391,215 in new short-term non-convertible promissory notes bearing 10% interest. The maturities of these notes range from September 30, 2025, to December 31, 2026.

- Entered into an agreement with StartEngine Crowdfunding, Inc., a registered platform, in preparation for a potential Regulation CF equity offering of Series A-5 Preferred Stock targeted for mid-2025 and a gross fundraise (before adjustment for fundraising expense) of $5,000,000.

However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Wind Harvest Pilot Project, Inc., a Delaware entity formed on April 7, 2020. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these audited consolidated financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The carrying values of the Company's assets and liabilities approximate their fair values as of December 31, 2023, and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $11,396 and $243 in cash as of December 31, 2023, and December 31, 2024, respectively.

Inventory

Inventory consisted primarily of finished component parts, electrical equipment, and used parts in use in testing environments subject to resale. Inventories are stated at the lower of cost or net realizable value utilizing the specific identification method. Inventory at both December 31, 2023, and December 31, 2024, consisted of the capitalized inventory cost of $285,431.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment as of December 31, 2023, and December 31, 2024.

A summary of the Company's property and equipment is shown below.

Property Type	**Useful Life in Years**	**2024**	**2023**
Computer Equipment	5	11,451	11,451
Less Accumulated Depreciation		5,317	3,027
Totals		**6,134**	**8,424**

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other, in accounting for intellectual property. ASC 350 requires companies to capitalize on qualifying intellectual property and amortize these costs on a straight-line basis over the estimated useful life of the respective asset once placed in service.

A summary of the Company's intangible assets is shown below.

Property Type	Useful Life in Years	2024	2023
Patent	20	91,455	59,648
Trademark	40	1,549	1,049
Software development	5	23,221	21,950
Less Accumulated Amortization		6,876	2,474
Totals		**109,349**	**80,173**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition," following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company will generate revenue by manufacturing turbines with customer-selected options, delivering them, and installing them on-site. Its primary performance obligation is the delivery of the turbines. Control transfers once the customer has the ability to direct the use of the product and obtain substantially all of its benefits. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The company plans to sell Partially on credit - 50% upfront, 40% upon shipping, 10% upon commissioning (turbine is operational and producing energy).

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of low-value equipment expenses, travel and entertainment, office and tooling supplies, facilities repairs and maintenance, insurance, research and development expenses, professional fees, payroll expenses, and other miscellaneous expenses, and are expensed as costs are incurred.

Equity-Based Compensation

During 2023 and 2024, the Company granted compensation in the form of derivative equity instruments to individuals and entities. This included the issuance of Common Stock Warrants to individuals in exchange for services related to both fundraising and non-fundraising activities, as well as the issuance of Common Stock Options.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

In 2022, the Company established an Equity Incentive Plan to govern the granting and vesting of Common Stock Options to employees, the Chief Executive Officer (Kevin Wolf), and certain third-party contractors.

During the years ended December 31, 2023, and 2024, the Company granted 501,027 and 350,410 Common Stock Options, respectively, to non-executive employees under the plan. The fair value of these option grants was calculated to be $2,210 and $17,031, respectively. These amounts were recognized as employee option compensation expenses at fair value in the period of issuance.

In the year ended December 31, 2023, the Company granted 16,438 Common Stock Options to the Company's CEO, Kevin Wolf. The fair value of these options was determined to be $72, which was recognized as employee option compensation expense in the same period.

Also, in the year ended December 31, 2023, the Company granted 1,318 Common Stock Options to third-party individuals and contractors. The fair value of these options was calculated at $6 and recorded as contractor option compensation expense during the period.

The Company recognizes the grant and Fair Value cost and expense of options under its Equity Incentive Plan based on daily amortization of options granted across specific vesting periods. Under the Equity Incentive Plan in the year ending December 31, 2023, a total of 24,000,000 options with a Fair Value of $100,763 granted to Kevin Wolf were vested, and 1,925,000 options with a fair value of $8,082 granted to third-party contractors and individuals were vested. These vesting amounts included the specific grants expensed in the year ending December 31, 2023, described above

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity.

All warrants issued as compensation to individuals or contractors were in the form of Common Stock Warrants, each entitling the holder to purchase one share of the Company's common stock at an exercise price of $0.01 per share. All such warrants issued and outstanding have a termination date of December 31, 2027, and may be exercised at any time up to and including that date.

During the years ended December 31, 2023 and 2024, the Company issued or allocated 100,000 and 10,000 Common Stock Warrants, respectively, for services rendered in connection with debt fundraising activities.

Additionally, during the years ended December 31, 2023 and 2024, the Company issued or allocated 34,441 and 748,548 Common Stock Warrants, respectively, as compensation for consulting services.

None of the individuals or entities compensated with Common Stock Warrants were related parties or parties with a controlling interest in the Company.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States, Delaware, and California. The Company has incurred cumulative losses for the years the audit covered. For the years ended as of December 31, 2023, and 2024, the Company has recorded an income tax of $(2,467) and $4,130, respectively.

The Company has not filed its 2024 tax returns as of the date of these financials and expects to do so no later than October 2025.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our consolidated financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2022, the Company engaged Linda Cloud, the spouse of the Company's Chief Executive Officer (CEO), Kevin Wolf, as a consultant to assist in the financial review. The total fees billed by Linda Cloud for her services amounted to $6,000. Of this amount, $2,000 was paid in 2023, $2,000 was paid in 2024, and $2,000 remains outstanding as of year-end 2024. Additionally, certain business expenses incurred in 2023 were paid using a jointly held personal credit card belonging to Kevin and Linda Cloud. A total of $4,192 related to these expenses was reimbursed to them in February 2024.

Kelsey Wolf-Cloud, a daughter of the CEO, has been employed by the Company since 2017 in a part-time capacity. She provides services related to Wind Harvest prospecting, project graphics, website management, and other marketing-related functions. Kelsey was paid $1,210 in 2023 for her services. She did not receive any compensation from the Company during the year ended December 31, 2024.

Lucy Latuff, also a daughter of the CEO, began working for the Company in October 2024 as a part-time assistant focused on prospecting and marketing. For her services during 2024, Lucy was paid $1,209. The employment of the CEO's daughters and the compensation paid to them were reviewed and approved by management. The Company believes that the compensation provided was at rates commensurate with those paid to other employees for similar services.

The Company also received loans from Kevin Wolf, the CEO, to support its operations. In 2023, Kevin loaned the Company a total of $52,850 through three separate transactions. In 2024, he provided additional loans amounting to $183,950 across eleven separate transactions. These loans were provided to support the Company's working capital needs and are subject to terms and conditions documented in loan agreements.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

Legal Disputes

Provision for Labor Contract Dispute: The Company is currently involved in a lawsuit filed by a former executive employee alleging breach of employment agreement. The same individual also filed a separate case against the CEO. The Company has indemnified the CEO and is covering the defense costs. The trial is set for March 2026. The case against the Company will proceed after the resolution of the CEO's case.

The lawsuit involving the CEO is not expected to result in a loss for the Company. However, in the case brought directly against the Company, legal counsel considers a loss probable. As a result, and in line with ASC 450-20, the Company recorded a contingent liability of $70,000 as of the year ending December 31, 2023 and an additional reserve contingent liability of $30,000 in the year ending December 31, 2024 resulting in an aggregate contingent liability of $100,000 as of that date, representing the minimum of the estimated range of potential loss ($100,000–$150,000). These contingencies are included in accrued liabilities.

Provisions for Default on Lease Agreement: In 2023, the Company recognized a provision related to expected fines and penalties resulting from a default under a lease contract. While the final amount of the obligation has not yet been determined, management has assessed the circumstances and, in consultation with legal counsel, concluded that it is probable that a liability has been incurred and that the amount can be reasonably estimated. Accordingly, a provision of $360,812 has been recorded in the Company's 2023 financial statements as of the year ending December 31, 2023, and December 31, 2024. This amount represents management's best estimate of the maximum potential liability as of the reporting date, based on available information.

Under the terms of the lease agreement in question, the maximum liability stated above may be offset by any revenues subsequently received on the leased premises following default. In addition, the lease agreement provides for reduced cash settlement relative to the maximum estimated liability based on a present value discount formula embedded in the agreement. The owner of the leased premises has refused to provide estimates of potential offsets to allow the Company to determine the best resolution of this matter under the terms of the lease agreement.

The Company continues to engage with the counterparty to resolve the matter, and any differences between the recorded estimate and the final settlement amount will be adjusted in the period in which such information becomes available.

Other than the two matters discussed above, the Company is not aware of any other pending or threatened legal proceedings and complies with applicable laws and regulations.

Outstanding Purchase Commitments

As of December 31, 2024, the Company had outstanding purchase commitments with various suppliers for the production of components related to its Wind Harvester 4.0 turbines. These commitments are as follows:

TechMax (Illinois, USA): In May of 2022, the Company issued purchase orders to TechMax totaling $95,740 for the fabrication of bearing housings and drive shafts for two Wind Harvester 4.0 units intended for third-party certification. As of December 31, 2023, and December 31, 2024, the outstanding balance payable on these purchase orders was $82,851 and $82,65,1, respectively. The Company has requested that TechMax delay the completion of this order until all funding for test unit certification has been allocated and these components are required.

Step-G (Germany): In late 2024, the Company placed a €40.250 purchase order with Step-G for the creation of a custom die and the extrusion of turbine blades for the Wind Harvester 4.0. As of December 31, 2024, the custom die fabrication and a sample blade extrusion were performed.

Soga (Italy): The Company entered into a €135,000 purchase agreement with Soga for the manufacture of two generators for use in Wind Harvester 4.0 turbines. In 2024, the Company paid Soga a deposit on this purchase agreement of US$73,561, which, as of the year ending December 31, 2024, was recorded as a deposit under current assets. The remaining open balance under this agreement for work yet to be completed or billed becomes payable and due on completion of fabrication and before shipment.

NOTE 5 – LIABILITIES AND DEBT

General

The "Company" and its wholly owned subsidiary, Wind Harvest Pilot Project, Inc. ("WHPP"), issued various debt instruments before and during the audit periods, categorized into four classifications on the financial statements.

The Company also issued Preferred and Common Stock Warrants in connection with certain notes. Warrants classified as Equity Warrants are recorded at fair value upon issuance as debt discounts, while Common Stock Warrants classified as Liability Warrants are initially recorded at fair value and re-measured monthly. Fair value is determined using a Cox-Ross-Rubinstein binomial tree model for American warrants, applying U.S. Treasury yields for risk-free rates and volatility assumptions based on the S&P Global Clean Energy Index.

Promissory Notes

The Company has issued promissory notes to third-party investors, generally with maturities of less than 12 months, except for $65,000 in notes issued in late 2024 that mature on June 30, 2026. All notes bear interest at 10% per annum, payable at maturity, except for one $300,000 note bearing 1% interest.

During the years ended December 31, 2023, and 2024, the outstanding principal was $1,313,937 and $1,808,488 as of December 31, 2023 and 2024.

Interest expense on these notes was $67,126 and $122,649 for the years ended December 31, 2023, and 2024. Accrued interest totaled $107,145 and $196,089 as of each year-end, respectively.

Warrant Issuance Related to Promissory Notes

Beginning in 2023, the Company granted daily issuances of Common Stock Warrants to certain promissory noteholders and new investors. These warrants have an exercise price of $0.01 per share and expire on December 31, 2027. In the years ending December 31, 2023, and December 31, 2024, 162,748 and 2,397,467 liability warrants were issued, respectively.

Convertible Notes

These notes, originally issued to SAAM Wind Investments between 2012 and 2016, include conversion features and attached Series A Preferred Stock Warrants. They were subsequently transferred to the Suzanne Maas Survivor's Trust and the EA Maas Marital Trust.

As of December 31, 2023, and 2024, only the notes held by the Survivor's Trust remained outstanding, totaling $1,442,500 in principal. The original maturity of September 1, 2024, was extended to June 30, 2026. All related debt discounts were fully amortized prior to the reporting periods, and the notes are carried at principal value.

These notes bear interest at 10% per annum, with both principal and accrued interest convertible into Preferred A-1 (75%) and Preferred A-2 (25%) shares. Accrued interest totaled $1,404,653 and $1,549,298 as of December 31, 2023, and 2024, respectively.

A total of 8,000,000 Preferred Stock Warrants remain outstanding in relation to these notes.

Long-Term Subsidiary Notes

Between 2020 and 2023, the Company's subsidiary, WHPP, issued promissory notes through Regulation D 506(c) and Regulation CF offerings, bearing 8%–10% interest and maturing December 31, 2027. Accrued interest is payable annually on December 31. These notes are guaranteed by Wind Harvest International, Inc.

During 2023 and 2024, WHPP issued additional Regulation CF notes totaling $248,812 and $10,150, respectively. No new Regulation D notes were issued. As of December 31, 2023, and 2024, the outstanding principal was as follows:

Regulation D: $477,100 (both years)

Regulation CF: $2,077,333 and $2,087,483, respectively

Combined, the gross note balances totaled $2,554,433 and $2,564,583 as of December 31, 2023 and 2024, net of unamortized debt discounts of $136,985 and $93,431, resulting in carrying values of $2,417,448 and $2,471,152, respectively.

For the years ending December 31, 2023, and December 31, 2024, regular interest expense on total combined subsidiary debt was $226,207 and $244,162 and debt discount amortization recorded as interest expense was $37,838 and $44,286 and total interest expense recorded was $245,356 and $269,308, all respectively. In connection with these notes, WHPP granted 792,649 and 25,375 common stock warrants in 2023 and 2024, respectively, with fair values of $2,815 and $1,172 recorded as debt discounts and amortized over the life of the notes.

Predecessor Company Debt

In 2012, the Company assumed debt from its predecessor, Wind Harvest Company (WHC), through a Termination and Assumption Agreement related to the 2006 asset acquisition. Repayment is in the form of common shares to WHC shareholders, with interest accruing at 4% annually.

As of December 31, 2023, and 2024, the principal balance remained $59,043, with accrued interest of $5,720 and $5,325, respectively. Given its nature, this obligation is presented on a combined basis in the financial statements.

Liability Warrants

Beginning late 2023, the Company began granting Common Stock Warrants (exercise price $0.01, expiring December 31, 2027) to promissory noteholders as part of maturity date extensions and new note issuances.

During 2023 and 2024, the Company issued 162,748 and 1,988,893 common stock warrants accordingly, for a total of 2,151,641 outstanding as of December 31, 2024.

These are recorded at fair value at the end of each issuance month and revalued monthly. Warrant liability totaled $493 and $131,027, respectively, for the years ended December 31, 2023, and 2024.

A summary of the Company's debt is shown below.

Debt Summary									
For the Year Ended December 2023									
Debt Instrument Name	Interest Rate	Maturity Date	Principal Amount	Debt Discounts	Carrying Value	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Promissory Notes	1% - 10%	2025-2026	1,313,937	-	1,313,937	-	1,313,937	1,313,937	107,145
Convertible Notes With Preferred Warrants	10%	2026	1,442,500	-	1,442,500	-	1,442,500	1,442,500	1,404,653
Long-term Subsidiary Note	8%-10%	2027	2,554,583	(136,985)	2,417,448	-	2,564,583	2,564,583	315,933
Predecessor Company Debt	-	-	59,043	-	59,043	-	59,043	59,043	5,720
Liability warrants issued with promissory notes	-	-	493	-	493	-	-	493	-
Total			5,380,556	(136,985)	5,233,421	-	5,380,063	5,380,556	1,833,451

Debt Summary									
For the Year Ended December 2024									
Debt Instrument Name	Interest Rate	Maturity Date	Principal Amount	Debt Discounts	Carrying Value	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Promissory Notes	1% - 10%	2025-2026	1,808,488	-	1,808,488	-	1,808,488	1,808,488	196,089
Convertible Notes With Preferred Warrants	10%	2026	1,442,500	-	1,442,500	-	1,442,500	1,442,500	1,549,298
Long-term Subsidiary Note	8%-10%	2027	2,564,583	(93,431)	2,471,152	-	2,564,583	2,564,583	516,119
Predecessor Company Debt	4%	-	59,043	-	59,043	-	59,043	59,043	5,325
Liability warrants issued with promissory notes	-	-	131,027	-	131,027	-	-	131,027	-
Total			6,005,641	(93,431)	5,912,210	-	5,874,614	6,005,641	2,266,831

NOTE 6 – EQUITY

As of the years ending December 31, 2023, and December 31. In 2024, the Company had authorized a total of 449,114,693 and 464,114,693 common shares with a par value of $0.0001 per share, respectively. 18,560,000 and 31,764,594 shares were issued and outstanding as of 2023 and 2024, respectively. A portion of this total authorization of common shares has been allocated to authorized Preferred Shares as discussed below.

Voting: Class A Common shareholders are entitled to one vote per share and one vote per share for the election of board members representing Common stockholders. Class B Common shareholders have no voting rights.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors, but only after Preferred Shareholders receive an 8% dividend.

As of the years ending December 31, 2023, and December 31. In 2024, the Company had authorized 308,054,693 and 255,499,138 of preferred shares with a par value of $0.0001 per share. 237,531,573 and 237,672,920 shares were issued and outstanding as of 2023 and 2024.

Voting: Class A Preferred shareholders have 1 vote for every common share they could own if converted with the exception of Preferred Series A-2 shareholders. In addition, with the exception of Preferred Series A-2 shareholders, Class A preferred shareholders have one vote for every preferred share they own in the election of preferred share representatives on the board with the exception of Preferred Series A-2 shareholders.

Dividends: The holders of the Series A through Series A4 preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2024, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on an equal step on the basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series A through A4 preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Additional Paid-In Capital Common and Preferred Stock

As of December 31, 2023, and December 31, 2024, the Company has recorded APIC related to the sale of the Company's common stock of $6,651 and $797,809, respectively, before deductions for fundraising costs.

As of December 31, 2023, and December 31, 2024, the Company has recorded APIC related to the sale of the Company's Series A through Series A4 Preferred Stock of $12,099,798 and $12,112,505, respectively, before deductions for fundraising costs.

Aggregate deductions to APIC recorded with regard to issuance of the company's Common and Preferred Stock as of the years ending December 31, 2023, and December 31, 2024, were recorded as discounts of ($138,983) and ($197,887), respectively.

Additional Paid In Capital ("APIC") Based on Fair Value of Derivatives Issued

The Company has issued a variety of Warrants for its Common and Preferred Stock as well as Options for its common stock, which have been recorded as equity warrants and options at fair value as described in Note 1 of this report.

As of December 31, 2023, and December 31, 2024, the Company recorded the Fair Value of aggregate warrants for purchase of common stock classified as equity warrants at $40,211 and $79,864, respectively.

As of December 31, 2023, and December 31, 2024, the Company recorded the Fair Value of aggregate options for purchase of common stock classified as equity warrants at $113,985 and $131,015, respectively.

As of December 31, 2023, and December 31, 2024, the Company recorded the Fair Value of aggregate warrants for purchase of Series A preferred stock classified as equity warrants at $203,540 and $203,54,0, respectively.

NOTE 7 – SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES

In accordance with ASC 230-10-50-3 through 50-5, the Company is required to disclose significant noncash investing and financing activities that affect recognized assets or liabilities but do not result in cash inflows or outflows. For the years ended December 31, 2024 and 2023, the Company engaged in the following noncash financing activity:

The Company issued 1,988,893 and 162,748 common stock warrants during 2024 and 2023, respectively, to promissory noteholders in connection with extensions of note maturities and new debt issuances. These warrant issuances did not involve cash consideration and were classified as liability-classified instruments measured at fair value on the issuance date.

No other material noncash investing or financing activities occurred during the years ended December 31, 2024 or 2023.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 31, 2025, the date these consolidated financial statements were available to be issued.

No subsequent events requiring disclosure or adjustment were identified, other than those disclosed in Note 1.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF WIND HARVEST

Harvesting Wasted Wind

Wind Harvest makes utility-scale, all steel and aluminum vertical axis wind turbines (VAWT) that will operate in unused turbulent wind areas near the ground where traditional turbines cannot go. This includes the understories of many existing wind farms with land, zoning and infrastructure already in place. The company is developing its own projects for its 2026 sales pipeline and anticipates being able to meet the timelines to make full use of U.S. 40 to 50% Investment Tax Credits and 100% bonus depreciation still available. Wind Harvest has another new patent pending that may well be needed to make VAWTs for low-altitude wind resources.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Wind Harvest
Computer-Generated Rendering

REASONS TO INVEST

- **It is a new, big, wide open market:** Imagine doubling the energy from wind farms without acquiring new properties. Our technology will be installed under traditional turbines, leveraging infrastructure in thousands of the windiest wind farms. Numerous other sites stand to benefit in distributed energy markets around the world.

- **Early traction with hopes of achieving positive cash flow:** With $16.4m raised in cash, eight new patents granted, and a flagship project in discussions in the U.S. Virgin Islands, we are near the end of the commercialization process - third-party certification and producing operational data needed for customer project loans.

- **Good for the environment:** Three dimensional VAWTs are inherently easier for birds to see and avoid than their 2d cousins. Adding VAWTs to the understories of wind farms reduces the amount of new land that is converted to wind and solar farms. More renewable energy production reduces fossil fuel pollution.

*This communication contains forward-looking statements that are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

TEAM



Kevin Wolf • CEO, Founder, Board Member & Principal Accounting Officer

Kevin Wolf brings a deep understanding of vertical axis wind turbines and their markets to the organization. He has contributed to all aspects of the company including its innovations and patents. Prior to Wind Harvest, Kevin ran his own consulting company with an emphasis on strategic planning and consensus based mediation. With his degree in Evolution and Ecology, he brings a hypothesis testing mind set to the company and a drive to protect wildlife and habitat.

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Dr. Ola Ajala • Principal Engineer

Dr. Olamide Ajala-Inyang brings 17+ years of expertise in structural design for dynamic systems. Her PhD (Univ. of Aberdeen) focused on rotating equipment in harsh environments, directly informing Wind Harvester®'s VAWT development. Skilled in the Company's proprietary aeroelastic modeling, she ensures structural integrity across projects. A Chartered Engineer (CEng), her multidisciplinary background (civil, mechanical, subsea, environmental engineering) enables systems-level innovation. Recognized for professional excellence, she leads technical development, advancing renewable energy solutions with real-world impact.

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Tom Williams • VP of Operations

Tom Williams is a 20 year veteran of wind energy with executive experience in entrepreneurial ventures in both wind energy manufacturing and project development. He brings over 30 years of experience in management, financing and consulting for clean technologies and projects. He previously held a license as a General Securities Principal while employed in the private equity sector and brings a high level of knowledge about financial accounting. Tom led the company through its most recent audit. Tom was captured by the technical breakthroughs of the Wind Harvester and decided to bring his immense experience to the Company in late 2023. He is a graduate from Yale University.

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Christine Nielson • Board Member

Christine founded Coyuchi, Inc. in 1991. She became a founding member of VermiVision, a vermicompost research company that spent 3 years studying and documenting the agricultural benefits of high quality vermicompost on horticultural crops and turf. Currently, Christine focuses her time on issues related to climate change and voter turnout. She also serves on the boards of several green companies. She has been a long-time investor in and advisor to Wind Harvest International.

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Cornelius Fitzgerald • Board Member

Cornelius joined Wind Harvest's management team in 2013. He currently uses his expertise to align the company's interest in large-scale projects through the company he co-founded, Clean Energy Holdings, LLC, a renewable energy and technology platform.

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THE PITCH

Electricity demand is growing—driven by EVs, AI, cryptocurrency, and increased air conditioning from global warming—while clean energy struggles to keep pace, increasing fossil fuel pollution. Yet a vast, previously untapped renewable resource lies just below 100 feet: highly energetic but turbulent low-altitude wind in the world's windiest regions. The patented Wind Harvester® is what we believe to be the first utility-scale H-type vertical axis wind turbine (VAWT) designed to harness this energy where tall turbines can't operate, including the understory of wind farms. Proceeds from this offering are budgeted to fund third-party certification, launch sales and prepare the Company for its projected Series B round, which the company hopes to conduct in early 2026.* With the capability of its turbines being fully manufacturable in the U.S. and many other countries, our turbines should sidestep rising tariffs for many countries. With a first-to-market solution, Wind Harvest offers a rare chance to invest in a breakthrough renewable energy technology in its final stage before commercialization.

*This communication contains forward-looking statements that are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.



[1] *In this wind farm near Palm Springs California, which shows five rows of H-type vertical axis wind turbines, VAWTs can fit between two rows of tall traditional horizontal axis wind turbines. This report shows over* ***3000 MWs ($6+B)*** *of VAWTs could be added to the San Gorgonio Wind Resource Area in California. (Getty Images)*

[1] *https://library.windharvest.com/2023/10/18/3-65-gw-of-h-type-turbines-could-be-added-to-the-san-gorgonio-pass/*

NEW MARKET OPPORTUNITIES

Wind Industry Challenges and Problems:

Wind Industry Challenges and Problems:

In many of the world's windiest regions, building new wind farms or expanding energy output with current technology is costly, difficult, or even impossible. Yet in the layer of wind nearer the ground lies a powerful, overlooked wind resource—often blowing after sunset and during cloudy or stormy weather—making it an excellent complement to solar energy.

Currently, this low-altitude wind goes unharvested. If, for example, turbines could safely operate beneath tall, propeller-style horizontal axis wind turbines (HAWTs) like rows of bushes beneath and between rows of trees, you would already see them in the windiest of wind farms. The land, zoning and roads are already in place. Adding a layer of VAWTs into their existing projects offers the land and project owners the opportunity to further monetize their past investment in infrastructure.

Low-altitude wind isn't being used in wind farms because **current turbine technology needs smooth laminar flow** so they are placed high above the ground and far apart from each other. Gusts can shake the long blades of HAWTs and can damage their costly drive shafts. This leaves a lot of windy land wasting away awaiting Wind Harvester VAWTs.


vertical axis
wind turbines

Making Better Use of the Best Wind Farms

A major new market will emerge once VAWTs can operate in the understories of wind farms. High-energy users like AI data centers and green hydrogen plants could potentially co-locate within these farms, powered by a layer of Wind Harvesters. When wind is low, existing transmission lines can backfill power needs—no new infrastructure required. Each project could represent significant sales for potential VAWTs and would deliver wins for landowners, energy users, transmission operators, and Wind Harvest investors alike. Making use of these opportunities has major implications.



The graphic above illustrates how Wind Harvesters could double energy output from a windy ridgeline. In a 100 MW wind farm, 10–25 MW of VAWTs can be added to boost output and capacity factor without expanding infrastructure. In a world desperate for more clean energy—but hampered by the cost and delays of building new transmission—Wind Harvesters offer a smart, scalable solution.

OUR BREAKTHROUGH

Enter our *Wind Harvester®* H-type vertical axis wind turbines (VAWTs), engineered specifically for turbulent wind. Built from steel and aluminum, they boast a 70+ year fatigue life and are now ready for third-party certification and company financed and owned projects after years of prototyping, field-testing, and validated modeling through seven of the nine stages in the Technology Readiness Level (TRL) process.

So why hasn't a VAWT been made before that could make use of the abundant turbulent wind resource?



Model 2.0, Finland
TRL 5
Model 3.0, Denmark
TRL 6
Model 3.1, Texas
TRL 7
Model 4.0, Texas
TRL 8
Fully Commercialized
TRL 9

Note: The two images on the right are graphics of what the Wind Harvester 4.0 will look like individually and in a wind farm.

- **Lack of a reliable "aeroelastic" engineering model**— Without it, engineers of VAWT prototypes can't predict harmonic resonance and loads, and their prototypes fail. With code from Sandia National Labs, brilliant help from Dr. David Malcolm, and field data from two full-scale prototypes, we created a validated computer model solid enough for the results to be published in a peer-reviewed journal[2].

- **No solution to the forces from 15 million revolutions annually on arm-blade connections.** We believe we have solved this with a patented hinge device and an innovative internal design of the extruded aluminum blade (patents granted in 2024 and 2025).

- **Traditional VAWTs aren't as efficient as HAWTs.** But when Wind Harvesters H-type VAWTs are spaced just three feet apart, the wind accelerates through the gap between them, boosting their performance to rival that of their much taller cousins.[3]

[2] Validation of the Structural Response of a 70kW VAWT - DJ Malcolm and O Ajala-Inyang
https://iopscience.iop.org/article/10.1088/1742-6596/2767/7/072007/pdf

[3] Modeling Blade Pitch and Solidities in Straight Bladed VAWTs – Final Report from Wind Harvest to CEC
https://windharvest.com/wp-content/uploads/2017/03/WHI-CEC-Final-Report-Revised-12Feb2012.pdf



Arm-Blade Hinge
US-11927174-B1
Vertical Braces
US-12071930-B1
Mast-Arm Hinge & Hex Mast
US-12060864-B1
US-12297807-B1
Collapsible Rotor (method for bundling)
US-12168971-B1

With five new patents granted, Wind Harvester 4.0 is ready for third-party certification (TRL 8) with projects being prepared to complete TRL 9, the last step in the commercialization process. This final milestone can be reached with certification and a year of operational data from multiple machines. If the company is able to achieve TRL 9, many traditional lending facilities will then provide our customers with low-interest project loans using Wind Harvesters as collateral.



Graphic of Shiloh II wind farm in Solano County CA with projected Wind Harvesters in the understory showing how the Wind Harvesters could be installed.

BUSINESS MODEL

Our goal is to become the Vestas of vertical axis wind turbine (VAWT) manufacturers by hopefully capturing 10–15% of global VAWT demand with our Wind Harvester brand. We also will strive to have 90% of future VAWT developers license one or more of our patents. With our head start and commitment to reinvesting in R&D, we believe we are well positioned to lead the field long term. Our business model has three parts.

*This communication contains forward-looking statements that are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

Project Development and Ownership

To drive early sales, we are developing and owning our own projects. Until Wind Harvesters are proven bankable, few buyers will invest in multi-million-dollar installations without financing. We've been advancing a pipeline of projects designed to generate the performance data banks need to underwrite loans for future customers.



**The above image shown is a computer generated rendering.*

Our flagship project that we are currently pursuing is targeted to break ground before July 2026 and supply electricity to the refinery on St. Croix, U.S. Virgin Islands is being proposed for the dredge spoil peninsula created during construction of the refinery's port. Fortunately, the US budget reconciliation act that became law on July 4, 2025 gives the project the opportunity to secure the available U.S. Investment Tax Credits including:

30% for meeting labor requirements

10% bonus for meeting "Made in the USA" component criteria

10% bonus for development on a brownfield site

According to the bill's final language, wind and solar projects qualify if they "begin construction" by July 2026 and are placed in service within five years. Our projects should be permitted and under construction early next year.

In addition to ITC benefits, this project should also be able to leverage the 100% bonus depreciation that was included in the bill, enhancing investor returns. These tax benefits can be accessed through a new legal entity established by Wind Harvest, designed to meet IRS requirements. After the five-year tax benefit window concludes, Wind Harvest plans to take full ownership of the project.

*This communication contains forward-looking statements that are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.


PEARL
HOPE
JERUSALEM AND FIGTREE HILL
Crowley St Croix
Tanker Terminal
Container Point



*"We expect the Wind Harvester projects, should they come to fruition, will be able to sell us electricity at an attractive price. In doing so, we should be able to reduce costs and emissions that would otherwise be emitted from our generators. In the meantime, we are helping Wind Harvest to try and secure the permits and lease agreements for this project for St. Croix." (David Johnson, Director).**

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success. There is no guarantee that this project will commence.*

Wind Farm Integration

To reach large-scale adoption, key validation steps are underway. One critical milestone is confirming that the aerodynamic wake from our rotating VAWTs does not interfere with horizontal axis wind turbines (HAWTs) installed above them. In fact, modeling from CalTech and other universities suggests the opposite: VAWTs are predicted to pull faster-moving air from higher altitudes down to ground level, improving HAWT performance.[4]

We are in discussions with wind farm owners about pilot projects to test this. If confirmed, this dynamic —where VAWTs increase rather than reduce HAWT output—could unlock rapid adoption across wind farms worldwide.



This graphic rendering shows how two rows of Wind Harvesters could be installed on a ridgeline in the Tehachapi Wind Resource Area. With 28 VAWTs (70kW each) installed between 2 MW HAWTs, the wind energy capacity could double from this exceptionally windy location less than 100 miles from Los Angeles CA.

The rising demand for clean electricity—driven in large part by AI data centers and green hydrogen production—makes adding VAWTs to existing high-wind farms in our opinion a smart solution. These facilities can rely on Wind Harvesters when it's windy and seamlessly draw from existing transmission lines when it's not.[5]

[4]Benefits of collocating vertical-axis and horizontal-axis wind turbines in large wind farms https://windharvest.com/wp-content/uploads/2017/03/Benefits-of-Collocating-Vertical-Axis-And-Horizontal-Axis-Wind-Turbines-in-Large-Wind-Farms-Shengbai-Xie-Cristina-L.-Archer-Niranjan-Ghaisas-and-1.pdf

[5]5.7 GW of Short Turbines Could be Added to the Tehachapi Wind Resource Area https://library.windharvest.com/wp-content/uploads/sites/3/2024/04/Tehachapi-Mid-Level-Wind-Resources.pdf

Sales and Services

Wind Harvest is not competing in the residential or retail wind turbine market. Our focus is on sales to developers of large renewable energy projects and wind farms. We have found many wind farms and high energy using facilities with great wind speeds where tall traditional turbines cannot go. Like other wind turbine OEMs, Wind Harvest could also realize additional income streams from:

- extended warranty policies
- site placement services (where are the most lucrative place to install VAWTs)
- turbine commission and other support services
- O&M contracts



Wind Harvester's won't just be used in U.S. projects. For example, islands in the eastern Caribbean have high energy costs from diesel generation and strong average annual wind speeds. Wind farms with an excellent low-altitude wind resource already have costly infrastructure in place and are natural places to add a layer of VAWTs beneath their fleet of HAWTS. More energy production per acre has the potential to increase the income stream of the land and project owners and result in lower costs for energy users.

Licensing and Royalty Income

According to our analysis of wind farms at the end of 2020, the market for VAWTs in the world's windiest wind farms was at **least 100 GW** (100,000 MWs, 1.4M turbines the size of Wind Harvester 4.0 turbines) **and worth over $200 billion**. It has the potential to double by 2031.[6] Turbulent wind in existing projects is a large and easier resource to develop than securing permits and grid connections for new wind farms. We believe the big wind turbine "original equipment manufacturers" (OEMs) will want in once we have proven how well VAWTs work together with HAWTs in wind farms.

[6]Total Installed Global Wind Energy Capacity Grew to 906 GW. This Represents Year-On-Year Growth of 9% https://www.world-energy.org/article/30940.html

For example, this study[7] using UL Windnavigator wind speed data and verification by a wind industry meteorologist on one of the state's wind resource areas shows that California could add 15,000 MWs of VAWTs in and around existing wind farms. If VAWTs sold for $2M per MW, there would be a $30 billion market.

[7]California's Massive Mid-leve Wind Resources Rediscovered. https://library.windharvest.com/2022/03/15/california-wra-mid-level-wind-report/

Licensing our IP has the potential to save OEMs years of development and millions in costs. And without our patents, it may prove difficult to build efficient, durable, low-cost VAWTs for turbulent wind conditions. Even with our IP, OEMs like these will likely need several years to certify and launch their own VAWTs.



This is a graphic of Wind Harvesters added to a wind farm on the coast of Australia. This is a computer-generated image.

ADDITIONAL TRACTION HIGHLIGHTS

- **Recognized Expertise: Leading the Future of Wind Energy**

  - Our engineering team's research on **VAWT aerodynamics** was featured in the **Journal of Physics (2024)**[8], further validating our cutting-edge technology.

  - The **USPTO's Patents for Humanity Award (2024)**[9] recognized our innovations for their **environmental and technological impact**, solidifying Wind Harvest as a leader in sustainable energy solutions.

- **Investor Confidence: Strong Backing for a Bold Vision**

  - **$18M+ raised** from a diverse group of investors, demonstrating strong support for our mission.

  - **Successful previous crowdfunding campaigns** have financed our growth, proving that many believe in our potential.

With deep R&D expertise and a robust growth strategy, we are one of the companies **leading the charge in next-generation wind energy**. The future is blowing in our direction—and **we're ready to capture it.**

[8]Validation of the Structural Response of a 70kW VAWT - DJ Malcolm and O Ajala-Inyang https://iopscience.iop.org/article/10.1088/1742-6596/2767/7/072007/pdf
[9]https://www.uspto.gov/ip-policy/patent-policy/patents-humanity/2024-recipients


Wind Harvesters
0.28MW per 4 turbines (circled)
72 feet to top of blade
30 MWs total in this image
Propeller-type turbines
2MW per turbine (circled)
413 feet to top of blade
10 MWs total in this image
Shiloh II Wind Farm (envisioned)
Solano County, California
An orchard of Wind Harvesters could be planted in its understory and triple this farm's energy output

Note: In and around the 1000 MWs of HAWTs in Solano County a few miles NE of San Francisco, another 3000+ MWs of VAWTs can be added in and around the existing wind farms like Shioh II. Energy is expensive in the state and the CA Public Utility Commission has mandated an increase of 56,000 MWs [10]in renewable energy production by 2035. With the Trump administration's removal of federal leases for offshore wind farms, the state is unlikely to develop the 4500MWs that were planned for the ocean off its coast as part of this goal. This mandate makes the 15,000 MWs of understory potential in California's onshore wind resource areas more attractive. VAWTs here will very likely need to use Wind Harvest patents.

[10]The decision mandates the construction of more than 56 gigawatts (GW) of new clean energy resources by 2035, including plans for 4.5 GW of offshore wind, showcasing the State's commitment to diverse renewable energy infrastructure

WHY INVEST

- **First to market:** Cracking the code on utility-scale VAWTs gives Wind Harvest a powerful lead—secured by new patents and a multi-year head start over future competitors.

- **Rare Opportunity:** Few companies reach the end of the commercialization process with a new utility-scale renewable energy technology. Historically, we are not aware of other companies reaching this stage that have offered an investment into it from the general public.

- **Founder-Aligned Leadership:** CEO and founder has 20 years of dedication and is the third largest investor in the company.

- **Strong Sales Pipeline:** We hope to sell turbines to multi-million dollar projects that want to produce a lot of electricity. We believe it is easier and more lucrative to sell ten million dollars in turbines to a single project than smaller orders to 100 project owners.

- **Efficient plan for Scale:** Wind Harvest doesn't need to own manufacturing facilities. A wide network of qualified suppliers in the U.S. and globally can produce Wind Harvester components, enabling rapid, capital-efficient scaling.

- **Low Capital Requirements:** Once project sales have begun, and working capital has been raised, Wind Harvest does not expect to need additional capital to grow.

Seize the Opportunity to Power the Future

Unlock the untapped mid-level wind market with Wind Harvest. Your investment drives critical milestones—from product certification to permitting and developing projects so that Wind Harvesters can be ordered and hopefully installed in 2026.

Join us in accelerating innovation, cutting fossil fuel use and energy costs, and shaping a cleaner, more sustainable future—while opening a high-growth, high-impact market.

We're building a company with a purpose that hopes to achieve profitability. The time to act is now. **Invest today.**


Wind Harvest
Empower the Planet. Invest in Wind Harvest.

Our mission: to become a world leader in designing and selling turbines and services that harvest unused wind resources to produce less expensive and cleaner electricity.

ABOUT

HEADQUARTERS
724 N St
Davis, CA 95616

WEBSITE
View Site

Wind Harvest makes utility-scale, all steel and aluminum vertical axis wind turbines (VAWT) that will operate in unused turbulent wind areas near the ground where traditional turbines cannot go. This includes the understories of many existing wind farms with land, zoning and infrastructure already in place. The company is developing its own projects for its 2026 sales pipeline and anticipates being able to meet the timelines to make full use of U.S. 40 to 50% Investment Tax Credits and 100% bonus depreciation still available. Wind Harvest has another new patent pending that may well be needed to make VAWTs for low-altitude wind resources.

TERMS

Wind Harvest

Overview

PRICE PER SHARE
$0.10

VALUATION
$32.92M

DEADLINE
Dec. 5, 2025 at 7:59 AM UTC

FUNDING GOAL
$20K - $5M

Breakdown

MIN INVESTMENT
$250

OFFERING TYPE
Equity

MAX INVESTMENT
$5,000,000

SHARES OFFERED
Series A-5 Preferred Stock

MIN NUMBER OF SHARES OFFERED
200,000

MAX NUMBER OF SHARES OFFERED
50,000,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$537,750	$433,394
Cash & Cash Equivalents	$243	$11,396
Accounts Receivable	$16,657	$7,470
Short-Term Debt	$1,900,256	$1,665,271
Long-Term Debt	$7,663,317	$6,748,177
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$4,130	-$2,467
Net Income	-$1,848,750	-$1,867,231

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Testing the Waters Reservations Bonus: All Reservation Holders will receive 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 2% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 3% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 7% bonus shares

Amount-Based Perks

Tier 1: Invest $5,000+ and receive 2% bonus shares

Tier 2: Invest $10,000+ and receive 4% bonus shares

Tier 3: Invest $20,000+ and receive 6% bonus shares

Tier 4: Invest $50,000+ and receive 7% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Wind Harvest International, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Class A-5 Preferred Stock at 0.10 / share, you will receive 1,100 shares of Class A-5 Preferred Stock, meaning you'll own 1,100 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Testing the Waters Reservation bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We started Wind Harvest because we knew of a huge renewable energy resource needing a completely different type of wind turbine to harvest it.

It took a lot of hard work, money and perseverance, but we are now nearing the end of the commercial process, we have a utility-scale vertical axis wind turbine designed for intense conditions found in the understories of many wind farms.

Traditional propeller-type turbines rely on smooth, steady wind—so they're installed high above the ground and far apart from one another to avoid turbulent wind.

Their long blades connect to the drive shaft at just one point, making them vulnerable to damaging vibrations that can wear down expensive, hard-to-replace bearings.

This leaves untapped the powerful but turbulent wind blowing between 15 to 100 feet above the ground. This is especially wasted resource in the world's premier wind farms and other exceptionally windy places.

With their vertical alignment and much shorter blades each connected to the mast and drive shaft at two points, our Wind Harvesters are designed for gusts and turbulence.

To achieve this breakthrough, our engineering team overcame the challenges that have stopped wind farm size lots from commercializing.Our innovations and proprietary engineering code led to eight new patents and a long sought after wind turbine ready for international certification. The key to any lift-type turbine is its blades.

We predict that without licensing our latest blade innovation, future competitors could find it difficult to produce large extruded aluminum blades for vertical-axis wind turbines as powerful and as cost-effective as ours. Our blades are mass manufactured, inexpensive to make, assemble, and install, and foundational to our wind harvesters extra-long fatigue life.

Our first project is now in development on St. Croix in the U.S. Virgin Islands. Here, a consistently windy, man-made peninsula offers great conditions for wind energy production.

The site is unsuitable for tall, large machines for many reasons —but it is nearly ideal for compact Wind Harvesters.

If the project goes as proposed, it will result in 40 to 100 or more Wind Harvesters being installed there in the next few years. It is also on a timeline where the project could still make use of the 40 to 50% U.S. Investment Tax Credits for wind energy.

Wind Harvest is leading the project and we believe it can generate strong returns—from both turbine sales and development fees.

We've done the hard, expensive work of bringing a long sought after technology to the brink of full commercialization.

We have the innovations and patents. We have turbines ready for manufacturing. We have a wide-open market in front of us. Now we just need a few more bold investors to finish third party certification and begin sales.

We hope you will join us and become an investor in the future of wind energy.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "WIND HARVEST INTERNATIONAL, INC", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF AUGUST, A.D. 2025, AT 5:23 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

4090585 8100
SR# 20253737380

Authentication: 204544993
Date: 08-21-25

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:23 PM 08/20/2025
FILED 05:23 PM 08/20/2025
SR 20253737380 - File Number 4090585

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
WIND HARVEST INTERNATIONAL, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Wind Harvest International, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Wind Harvest International, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on January 6, 2006 under the name Wind Harvest International, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Wind Harvest International, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at that address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH:

A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 529,811,899 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (ii) 377,393,045 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"). 499,085,293 shares of the authorized Common Stock of the Corporation are hereby designated as "**Class A Common Stock**" and 30,726,606 shares of the authorized Common Stock of the Corporation are hereby designated as "**Class B Common Stock**.

The rights, preferences, powers and the restrictions, qualifications and limitations of the Class B Common Stock are identical with those of the Class A Common Stock other than in respect of voting as set forth herein, and for all purposes under this Amended and Restated Certificate of Incorporation (the "**Restated Certificate**"), the Class A Common Stock and Class B Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

The Preferred Stock may be issued in six series, of which (1) 109,939,757 shares are hereby designated as "**Series A Preferred Stock**," (2) 156,006,496 shares are hereby designated as "**Series A-1 Preferred Stock**," (3) 30,726,606 shares are hereby designated as "**Series A-2 Preferred Stock**," (4)

11,698,066 shares are hereby designated as "**Series A-3 Preferred Stock**," (5) 6,022,120 shares are hereby designated as "**Series A-4 Preferred Stock**," and (6) 63,000,000 shares are hereby designated as "**Series A-5 Preferred Stock**." The Series A Preferred Stock, Series A-1 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock shall be collectively referred to as the "**Series Preferred**." The Series A-2 Preferred Stock will have only those rights, powers, preferences qualifications, limitations and restrictions as specifically granted and described in Subsections 2.1 and 2.3 of Part E of this ARTICLE FOURTH below and any granted expressly by the General Corporation Law.

B. Unless otherwise indicated, references to "sections" in Part E of this ARTICLE FOURTH refer to sections of Part E of this ARTICLE FOURTH.

C. **COMMON STOCK**

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting.

2.1 The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2.2 Except as otherwise required by General Corporation Law, shares of Class B Common Stock shall be non-voting, provided that so long as any shares of Class B Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Class B Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Common Stock at a meeting of the holders of Class B Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its certificate of incorporation or bylaws so as to adversely affect (disproportionately relative to the Class A Common Stock) the rights or powers of the Class B Common Stock. The shares of Class B Common Stock shall not be convertible into shares of Class A Common Stock

D. The relative rights, preferences, powers, qualifications, limitations and restrictions granted or to imposed on the respective classes or series of the capital stock of the Corporation are as follows:

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Restated Certificate) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of the applicable series of Preferred Stock in an amount equal to 8% of the applicable Original Issue Price (as defined below) per share per annum.

Thereafter any additional dividend shall be payable on a pro rata basis to the holders of Common Stock and Preferred Stock (assuming the conversion of the applicable series of Preferred Stock into Class A Common Stock at the then current Conversion Price). The foregoing dividend shall not be cumulative and shall be payable only if, when and as declared by the Board of Directors of the Corporation. The "**Series A Original Issue Price**" shall mean $0.05 per share, the "**Series A-1 Original Issue Price**" shall mean $0.05 per share, the "**Series A-2 Original Issue Price**" shall mean $0.05 per share, the "**Series A-3 Original Issue Price**" shall mean $0.081 per share, the "**Series A-4 Original Issue Price**" shall mean $0.09 per share and the "**Series A-5 Original Issue Price**" shall mean $0.10 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such shares of Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, on a *pari passu* basis, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price for such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event, taking into account such conversion for all series of Preferred Stock simultaneously (the amount payable pursuant to this sentence for each such series of Preferred Stock is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of the applicable Liquidation Amounts, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1. Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series Preferred elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2. Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the holders of at least a majority of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3. Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Preferred will be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Series Preferred held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Restated Certificate, holders of Series Preferred will vote together with the holders of Class A Common Stock as a single class. The holders of Series A-2 Preferred Stock will not vote on any matters other than as required by the General Corporation Law.

3.2 Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series A Director**") and the holders of record of the shares of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Class A Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Class A Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Series Preferred Stock Protective Provisions. At any time when at least 10,000,000 shares of Series Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Preferred) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series Preferred given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

3.3.1. liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2. amend, alter or repeal any provision of the certificate of incorporation or bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

3.3.3. create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series Preferred with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series Preferred or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series Preferred with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4. (i) reclassify, alter or amend any existing security of the Corporation that is *pari passu* with the existing series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to any series of Preferred Stock in respect of any such right, preference or privilege, or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to each existing series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or *pari passu* with any existing series of Preferred Stock in respect of any such right, preference or privilege;

3.3.5. purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof or (iv) as approved by the Board of Directors of the Corporation; or

3.3.6. create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert into Common Stock.

4.1.1. Each share of Series Preferred shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion.

4.1.2. Each share of Series A-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for Series A Preferred Stock by the Conversion Price (as defined below) for Series A Preferred Stock in effect at the time of conversion. The applicable **"Conversion Price"** for Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock shall initially be equal to the applicable Original Issue Price of each series, subject to adjustment as provided below.

4.1.3. Termination of Conversion Rights In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1. Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2. Reservation of Shares. The Corporation shall at all times when Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Restated Certificate. Before taking any action which would cause an adjustment reducing the Conversion Price of any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3. Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4. No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price for such series of Preferred Stock shall be made for any declared but unpaid dividends on such series of Preferred Stock surrendered for conversion or on Common Stock delivered upon conversion.

4.3.5. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series A Conversion Price for Diluting Issues.

4.4.1. Special Definitions. For purposes of this ARTICLE FOURTH, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series A-5 Original Issue Date**" shall mean the date on which the first share of Series A-5 Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A-5 Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation; or

(vi) shares of Preferred Stock or Common Stock issued, from time to time, in a securities offering conducted pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended ("**Regulation CF**"), including, without limitation, bonus shares whether such bonus shares are issued as an incentive for early investment, investment above a certain threshold, or otherwise in connection with the terms of such Regulation CF offering, provided that the aggregate number of such bonus shares does not exceed 20% of the total number of shares sold in such offering.

4.4.2. No Adjustment of Conversion Price. No adjustment in the applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Series Preferred agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3. Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A-5 Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible

Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, such Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Series A-5 Original Issue Date), are revised after the Series A-5 Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Subsection 4.4.4, such Conversion Price shall be readjusted to the Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of any series of Preferred Stock provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of any series of Preferred Stock that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4. Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A-5 Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price of any series of Preferred Stock in effect immediately prior to such issue, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5. Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing (i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by (ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6. Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A-5 Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of any series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A-5 Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of any series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A-5 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of any series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A-5 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which Common Stock (but not Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the General Corporation Law in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of any series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price for such series of Preferred Stock then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30.0 million of gross proceeds, before the deduction of the underwriting discount and commission and expenses, to the Corporation (a "**Qualified Public Offering**") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the outstanding shares of Series Preferred (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

6. Redemption.

6.1 General. The Preferred Stock is not redeemable except as provided in Subsection 2.3.2(b).

6.2 Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6.3 Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the holders of at least a majority of the outstanding shares of Series Preferred.

6.4 Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this ARTICLE FOURTH to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

EIGHTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this ARTICLE EIGHTH to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director of officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this ARTICLE EIGHTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

NINTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this ARTICLE NINTH shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

TENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for all "internal corporate claims." "**Internal corporate claims**" are claims, including claims in the right of the Corporation, (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity or (ii) as to which Title 8 of the Delaware Code confers jurisdiction upon the Court of Chancery, except for, as to each of (i) through (ii) above, any claim (an "**Alternative Court Claim**") as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. In the case of an Alternative Court Claim, unless the Corporation consents in writing to the selection of an alternative forum, all internal corporate claims shall be submitted to any federal or state court sitting in the State of Delaware having jurisdiction over all indispensable parties or having subject matter jurisdiction with respect to such Alternative Court Claim. If any provision or provisions of this ARTICLE ELEVENTH will be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this ARTICLE ELEVENTH (including, without limitation, each portion of any sentence of this ARTICLE ELEVENTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances will not in any way be affected or impaired thereby.

TWELFTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Restated Certificate from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under this Restated Certificate), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 20th day of August, 2025.

By: ______________________
Kevin Wolf, President

Exhibit G to Form C

Test The Waters Materials

Wind Harvest is taking reservations for a possible, upcoming round. Indicate interest today.

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GET A PIECE OF WIND HARVEST

Harvesting Wasted Wind

Wind Harvest makes utility-scale, all steel and aluminum vertical axis wind turbines (VAWT) that will operate in unused turbulent wind areas near the ground where traditional turbines cannot go. This includes the understories of many existing wind farms with land, zoning and infrastructure already in place. The company is developing its own projects for its 2026 sales pipeline and anticipates being able to meet the timelines to make full use of U.S. 40 to 50% Investment Tax Credits and 100% bonus depreciation still available. Wind Harvest has another new patent pending that may well be needed to make VAWTs for low-altitude wind resources.

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This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.


Wind Harvest

$821,883.60 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

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RESERVED $821,883.60

RESERVATIONS 122

REASONS TO INVEST

- It is a new, big, wide open market: Imagine doubling the energy from wind farms without acquiring new properties. Our technology will be installed under traditional turbines, leveraging infrastructure in thousands of the windiest wind farms. Numerous other sites stand to benefit in distributed energy markets around the world.
- Early traction with hopes of achieving positive cash flow: With $16.4m raised in cash, eight new patents granted, and a flagship project in discussions in the U.S. Virgin Islands, we are near the end of the commercialization process - third-party certification and producing operational data needed for customer project loans.
- Good for the environment. Three dimensional VAWTs are inherently easier for birds to see and avoid than their 2d cousins. Adding VAWTs to the understories of wind farms reduces the amount of new land that is converted to wind and solar farms. More renewable energy production reduces fossil fuel pollution.

*This communication contains forward-looking statements that are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Kevin Wolf • CEO, Founder, Board Member & principal accounting office

Kevin Wolf brings a deep understanding of vertical axis wind turbines and their markets to the organization. He has contributed to all aspects of the company including its innovations and patents. Prior to Wind Harvest, Kevin ran his own consulting company with an emphasis on strategic planning and consensus based mediation. With his degree in Evolution and Ecology, he brings a hypothesis testing mind set to the company and a drive to protect wildlife and habitat.

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Dr. Ola Ajala • Principal Engineer

Dr. Olamide Ajala-Inyang brings 17+ years of expertise in structural design for dynamic systems. Her PhD (Univ. of Aberdeen) focused on rotating equipment in harsh environments, directly informing Wind Harvester™'s VAWT development. Skilled in the Company's proprietary aeroelastic modeling, she ensures structural integrity across projects. A Chartered Engineer (CEng), her multidisciplinary background (civil, mechanical, subsea, environmental engineering) enables systems-level innovation. Recognized for professional excellence, she leads technical development, advancing renewable energy solutions with real-world impact.

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Tom Williams • VP of Operations

Tom Williams is a 20 year veteran of wind energy with executive experience in entrepreneurial ventures in both wind energy manufacturing and project development. He brings over 30 years of experience in management, financing and consulting for clean technologies and projects. He previously held a license as a General Securities Principal while employed in the private equity sector and brings a high level of knowledge about financial accounting. Tom led the company through its most recent audit. Tom was captured by the technical breakthroughs of the Wind Harvester and decided to bring his immense experience to the Company in late 2023. He is a graduate from Yale University.

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Christine Nielson • Board Member

Christine founded Coyuchi, Inc. in 1991. She became a founding member of VermiVision, a vermicompost research company that spent 3 years studying and documenting the agricultural benefits of high quality vermicompost on horticultural crops and and turf. Currently, Christine focuses her time on issues related to climate change and voter turnout. She also serves on the boards of several green companies. She has been a long-time investor in and advisor to Wind Harvest International.

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Cornelius Fitzgerald • Board Member

Cornelius joined Wind Harvest's management team in 2013. He currently uses his



expertise to align the company's interest in large-scale projects through the company he co-founded, Clean Energy Holdings, LLC, a renewable energy and technology platform.
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THE PITCH

Electricity demand is growing—driven by EVs, AI, cryptocurrency, and increased air conditioning from global warming—while clean energy struggles to keep pace, increasing fossil fuel pollution. Yet a vast, previously untapped renewable resource lies just below 100 feet: highly energetic but turbulent low-altitude wind in the world's windiest regions. The patented Wind Harvester® is what we believe to be the first utility-scale H-type vertical axis wind turbine (VAWT) designed to harness this energy where tall turbines can't operate, including the understory of wind farms. Proceeds from this offering are budgeted to fund third-party certification, launch sales and prepare the Company for its projected Series B round, which the company hopes to conduct in early 2026.* With the capability of its turbines being fully manufacturable in the U.S. and many other countries, our turbines should sidestep rising tariffs for many countries. With a first-to-market solution, Wind Harvest offers a rare chance to invest in a breakthrough renewable energy technology in its final stage before commercialization.

*This communication contains forward-looking statements that are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.



[1] *In this wind farm near Palm Springs California, which shows five rows of H-type vertical axis wind turbines, VAWTs can fit between two rows of tall traditional horizontal axis wind turbines. This report shows over* ***3000 MWs ($6+B)*** *of VAWTs could be added to the San Gorgonio Wind Resource Area in California. (Getty Images)*

[1] https://library.windharvest.com/2023/10/18/3-65-gw-of-h-type-turbines-could-be-added-to-the-san-gorgonio-pass/

NEW MARKET OPPORTUNITIES

Wind Industry Challenges and Problems:

Wind Industry Challenges and Problems:

In many of the world's windiest regions, building new wind farms or expanding energy output with current technology is costly, difficult, or even impossible. Yet in the layer of wind nearer the ground lies a powerful, overlooked wind resource—often blowing after sunset and during cloudy or stormy weather—making it an excellent complement to solar energy.

Currently, this low-altitude wind goes unharvested. If, for example, turbines could safely operate beneath tall, propeller-style horizontal axis wind turbines (HAWTs) like rows of bushes beneath and between rows of trees, you would already see them in the windiest of wind farms. The land, zoning and roads are already in place. Adding a layer of VAWTs into their existing projects offers the land and project owners the opportunity to further monetize their past investment in infrastructure.

The core reason this low-altitude resource isn't being used is that **no turbines can yet function in turbulent wind**. Gusts can shake the long blades of HAWTs and damage their costly drive shafts. Designed for smooth, high-altitude airflows, traditional turbines are elevated high above the ground and spaced far apart from one another, leaving a lot of windy land wasting away awaiting *Wind Harvester* VAWTs.


vertical axis
wind turbines

Making Better Use of the Best Wind Farms

A major new market will emerge once VAWTs can operate in the understories of wind farms. High-energy users like AI data centers and green hydrogen plants could potentially co-locate within these farms, powered by a layer of Wind Harvesters. When wind is low, existing transmission lines can backfill power needs—no new infrastructure required. Each project could represent significant sales for potential VAWTs and would deliver wins for landowners, energy users, transmission operators, and Wind Harvest investors alike. Making use of these opportunities has major implications.





The graphic above illustrates how Wind Harvesters could double energy output from a windy ridgeline. In a 100 MW wind farm, 10–25 MW of VAWTs can be added to boost output and capacity factor without expanding infrastructure. In a world desperate for more clean energy—but hampered by the cost and delays of building new transmission—Wind Harvesters offer a smart, scalable solution.

OUR BREAKTHROUGH

Enter our *Wind Harvester®* H-type vertical axis wind turbines (VAWTs), engineered specifically for turbulent wind. Built from steel and aluminum, they boast a 70+ year fatigue life and are now ready for third-party certification and company financed and owned projects after years of prototyping, field-testing, and validated modeling through seven of the nine stages in the Technology Readiness Level (TRL) process.

So why hasn't a VAWT been made before that could make use of the abundant turbulent wind resource?


Model 2.0, Finland
Model 3.0, Denmark
Model 3.1, Texas
TRL 7
Model 4.0, Texas
Fully Commercialized

Note: The two images on the right are graphics of what the Wind Harvester 4.0 will look like individually and in a wind farm.

- **Lack of a reliable "aeroelastic" engineering model**— Without it, engineers of VAWT prototypes can't predict harmonic resonance and loads, and their prototypes fail. With code from Sandia National Labs, brilliant help from Dr. David Malcolm, and field data from two full-scale prototypes, we created a validated computer model solid enough for the results to be published in a peer-reviewed journal[2].

- **No solution to the forces from 15 million revolutions annually on arm-blade connections.** We believe we have solved this with a patented hinge device and an innovative internal design of the extruded aluminum blade (patents granted in 2024 and 2025).

- **Traditional VAWTs aren't as efficient as HAWTs.** But when Wind Harvesters H-type VAWTs are spaced just three feet apart, the wind accelerates through the gap between them, boosting their performance to rival that of their much taller cousins.[3]

[2] Validation of the Structural Response of a 70kW VAWT - DJ Malcolm and O Ajala-Enyong
https://iopscience.iop.org/article/10.1088/1742-6596/2767/7/072007/pdf

[3] Modeling Blade Pitch and Solidities in Straight Bladed VAWTs – Final Report from Wind Harvest to CEC
https://windharvest.com/wp-content/uploads/2017/03/WHI-CEC-Final-Report-Revised-12Feb2012.pdf


Arm-Blade Hinge
US-11927174-B1
Vertical Braces
US-12071930-B1
Mast-Arm Hinge & Hex Mast
US-12060864-B1
US-12297807-B1
Collapsible Rotor (method for bundling)
US-12168971-B1

With five new patents granted, Wind Harvester 4.0 is ready for third-party certification (TRL 8) with projects being prepared to complete TRL 9, the last step in the commercialization process. This final milestone can be reached with certification and a year of operational data from multiple machines. If the company is able to achieve TRL 9, many traditional lending facilities will then provide our customers with low-interest project loans using Wind Harvesters as collateral.



Graphic of Shiloh II wind farm in Solano County CA with projected Wind Harvesters in the understory showing how the Wind Harvesters could be installed.

BUSINESS MODEL

Our goal is to become the Vestas of vertical axis wind turbine (VAWT) manufacturers by hopefully capturing 10–15% of global VAWT demand with our Wind Harvester brand. We also will strive to have 90% of future VAWT developers license one or more of our patents. With our head start and commitment to reinvesting in R&D, we believe we are well positioned to lead the field long term. Our business model has three parts.

*This communication contains forward-looking statements that are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

Project Development and Ownership

To drive early sales, we are developing and owning our own projects. Until Wind Harvesters are proven bankable, few buyers will invest in multi-million-dollar installations without financing. We've been advancing a pipeline of projects designed to generate the performance data banks need to underwrite loans for future customers.



Our flagship project that we are currently pursuing is targeted to break ground before July 2026 and supply electricity to the refinery on St. Croix, U.S. Virgin Islands is being proposed for the dredge spoil peninsula created during construction of the refinery's port. Fortunately, the US budget reconciliation act that became law on July 4, 2025 gives the project the opportunity to secure the available U.S. Investment Tax Credits including:

30% for meeting labor requirements

10% bonus for meeting "Made in the USA" component criteria

10% bonus for development on a brownfield site

According to the bill's final language, wind and solar projects qualify if they "begin construction" by July 2026 and are placed in service within five years. Our projects should be permitted and under construction early next year.

In addition to ITC benefits, this project should also be able to leverage the 100% bonus depreciation that was included in the bill, enhancing investor returns. These tax benefits can be accessed through a new legal entity established by Wind Harvest, designed to meet IRS requirements. After the five-year tax benefit window concludes, Wind Harvest plans to take full ownership of the project.

*This communication contains forward-looking statements that are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.


Container Point



*"We expect the Wind Harvester projects, should they come to fruition, will be able to sell us electricity at an attractive price. In doing so, we should be able to reduce costs and emissions that would otherwise be emitted from our generators. In the meantime, we are helping Wind Harvest to try and secure the permits and lease agreements for this project for St. Croix." (David Johnson, Director).**

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success. There is no guarantee that this project will commence.*

Wind Farm Integration

To reach large-scale adoption, key validation steps are underway. One critical milestone is confirming that the aerodynamic wake from our rotating VAWTs does not interfere with horizontal axis wind turbines (HAWTs) installed above them. In fact, modeling from CalTech and other universities suggests the opposite: VAWTs are predicted to pull faster-moving air from higher altitudes down to ground level, improving HAWT performance.[4]

We are in discussions with wind farm owners about pilot projects to test this. If confirmed, this dynamic—where VAWTs increase rather than reduce HAWT output—could unlock rapid adoption across wind farms worldwide.





This graphic rendering shows how two rows of Wind Harvesters could be installed on a ridgeline in the Tehachapi Wind Resource Area. With 28 VAWTs (70kW each) installed between 2 MW HAWTs, the wind energy capacity could double from this exceptionally windy location less than 100 miles from Los Angeles CA.

The rising demand for clean electricity—driven in large part by AI data centers and green hydrogen production—makes adding VAWTs to existing high-wind farms in our opinion a smart solution. These facilities can rely on Wind Harvesters when it's windy and seamlessly draw from existing transmission lines when it's not.[5]

[4]Benefits of collocating vertical-axis and horizontal-axis wind turbines in large wind farms https://windharvest.com/wp-content/uploads/2017/03/Benefits-of-Collocating-Vertical-Axis-And-Horizontal-Axis-Wind-Turbines-in-Large-Wind-Farms-Shengbai-Xie-Cristina-L.-Archer-Niranjan-Ghaisas-and-1.pdf

[5]5.7 GW of Short Turbines Could be Added to the Tehachapi Wind Resource Area https://library.windharvest.com/wp-content/uploads/sites/3/2024/04/Tehachapi-Mid-Level-Wind-Resources.pdf

Sales and Services

Wind Harvest is not competing in the residential or retail wind turbine market. Our focus is on sales to developers of large renewable energy projects and wind farms. We have found many wind farms and high energy using facilities with great wind speeds where tall traditional turbines cannot go. Like other wind turbine OEMs, Wind Harvest could also realize additional income streams from:

- extended warranty policies
- site placement services (where are the most lucrative place to install VAWTs)
- turbine commission and other support services
- O&M contracts.



Wind Harvester's won't just be used in U.S. projects. For example, islands in the eastern Caribbean have high energy costs from diesel generation and strong average annual wind speeds. Wind farms with an excellent low-altitude wind resource already have costly infrastructure in place and are natural places to add a layer of VAWTs beneath their fleet of HAWTS. More energy production per acre has the potential to increase the income stream of the land and project owners and result in lower costs for energy users.

Licensing and Royalty Income

According to our analysis of wind farms at the end of 2020, the market for VAWTs in the world's windiest wind farms was at **least 100 GW** (100,000 MWs, 1.4M turbines the size of Wind Harvester 4.0 turbines) **and worth over $200 billion**. It has the potential to double by 2031.[6] Turbulent wind in existing projects is a large and easier resource to develop than securing permits and grid connections for new wind farms. We believe the big wind turbine "original equipment manufacturers" (OEMs) will want in once we have proven how well VAWTs work together with HAWTs in wind farms.

[6]Total Installed Global Wind Energy Capacity Grew to 906 GW. This Represents Year-On-Year Growth of 9% https://www.world-energy.org/article/30940.html

For example, this study[7] using UL Windnavigator wind speed data and verification by a wind industry meteorologist on one of the state's wind resource areas shows that California could add 15,000 MWs of VAWTs in and around existing wind farms. If VAWTs sold for $2M per MW, there would be a $30 billion market.

[7]California's Massive Mid-leve Wind Resources Rediscovered. https://library.windharvest.com/2022/03/15/california-wra-mid-level-wind-report/

Licensing our IP has the potential to save OEMs years of development and millions in costs. And without our patents, it may prove difficult to build efficient, durable, low-cost VAWTs for turbulent wind conditions. Even with our IP, OEMs like these will likely need several years to certify and launch their own VAWTs.



This is a graphic of Wind Harvesters added to a wind farm on the coast of Australia. This is a computer-generated image.

ADDITIONAL TRACTION HIGHLIGHTS

- **Recognized Expertise: Leading the Future of Wind Energy**

  - Our engineering team's research on **VAWT aerodynamics** was featured in the **Journal of Physics (2024)**[8], further validating our cutting-edge technology.

  - The **USPTO's Patents for Humanity Award (2024)**[9] recognized our innovations for their **environmental and technological impact**, solidifying Wind Harvest as a leader in sustainable energy solutions.

- **Investor Confidence: Strong Backing for a Bold Vision**

  - **$18M+ raised** from a diverse group of investors, demonstrating strong support for our mission.

- **Successful previous crowdfunding campaigns** have financed our growth, proving that many believe in our potential.

With deep R&D expertise and a robust growth strategy, we are one of the companies **leading the charge in next-generation wind energy**. The future is blowing in our direction—and **we're ready to capture it.**

[8]Validation of the Structural Response of a 70kW VAWT - DJ Malcolm and O Ajala-Inyang https://iopscience.iop.org/article/10.1088/1742-6596/2767/7/072007/pdf
[9]https://www.uspto.gov/ip-policy/patent-policy/patents-humanity/2024-recipients


Wind Harvesters
72 feet to top of blade
30 MWs total in this image
Propeller-type turbines
2MW per turbine (circled)
10 MWs total in this image
Shiloh II Wind Farm (envisioned)
Solano County, California
An orchard of Wind Harvesters could be planted in its understory and triple this farm's energy output

Note: In and around the 1000 MWs of HAWTs in Solano County a few miles NE of San Francisco, another 3000+ MWs of VAWTs can be added in and around the existing wind farms like Shiloh II. Energy is expensive in the state and the CA Public Utility Commission has mandated an increase of 56,000 MWs [10] in renewable energy production by 2035. With the Trump administration's removal of federal leases for offshore wind farms, the state is unlikely to develop the 4500MWs that were planned for the ocean off its coast as part of this goal. This mandate makes the 15,000 MWs of understory potential in California's onshore wind resource areas more attractive. VAWTs here will very likely need to use Wind Harvest patents.

[10]The decision mandates the construction of more than 56 gigawatts (GW) of new clean energy resources by 2035, including plans for 4.5 GW of offshore wind, showcasing the State's commitment to diverse renewable energy infrastructure

WHY INVEST

- **First to market:** Cracking the code on utility-scale VAWTs gives Wind Harvest a powerful lead—secured by new patents and a multi-year head start over future competitors.

- **Rare Opportunity:** Few companies reach the end of the commercialization process with a new utility-scale renewable energy technology. Historically, we are not aware of other companies reaching this stage that have offered an investment into it from the general public.

- **Founder-Aligned Leadership:** CEO and founder has 20 years of dedication and is the third largest investor in the company.

- **Strong Sales Pipeline:** We hope to sell turbines to multi-million dollar projects that want to produce a lot of electricity. We believe it is easier and more lucrative to sell ten million dollars in turbines to a single project than smaller orders to 100 project owners.

- **Efficient plan for Scale:** Wind Harvest doesn't need to own manufacturing facilities. A wide network of qualified suppliers in the U.S. and globally can produce Wind Harvester components, enabling rapid, capital-efficient scaling.

- **Low Capital Requirements:** Once project sales have begun, and working capital has been raised, Wind Harvest does not expect to need additional capital to grow.

Seize the Opportunity to Power the Future

Unlock the untapped mid-level wind market with Wind Harvest. Your investment drives critical milestones—from product certification to permitting and developing projects so that Wind Harvesters can be ordered and hopefully installed in 2026.

Join us in accelerating innovation, cutting fossil fuel use and energy costs, and shaping a cleaner, more sustainable future—while opening a high-growth, high-impact market.

We're building a company with a purpose that hopes to achieve profitability. The time to act is now. **Invest today.**


Wind Harvest
Empower the Planet. Invest in Wind Harvest.

Our mission: to become a world leader in designing and selling turbines and services that harvest unused wind resources to produce less expensive and cleaner electricity.



Kevin Wolf • 2nd
CEO and Cofounder - Wind Harvest International
1mo • Edited •

+ Follow ···

Wind Harvest's "Test the Waters" Page is Live on StartEngine.
Good news! You will soon be able to buy our preferred shares just before we complete certification and begin sales of Wind Harvester® vertical axis wind turbines.

That is the best time to invest in a startup with a breakthrough, utility-scale hardware product. Technology risks are low and upside is high.

Investors who follow through on non-binding reservation made during this couple week period will receive 10% bonus in shares. This bonus is only available during the TTW phase.

Join us and help make big things happen. Llearn more here: https://lnkd.in/gPxs6jRU
Kevin
kwolf@ windharvest
Kwolf @windharvest

No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Any indication of interest involves no obligation or commitment.

Wind Harvest International

July 16 ·

Wind Harvest's "Test the Waters" Page is Live on StartEngine.
Good news! You will soon be able to buy our preferred shares before we complete certification and begin sales of our utility-scale Wind Harvester® vertical axis wind turbines. That is the best time to invest. Technology risks are low and upside is high.

Investors who follow through on non-binding reservation made during this couple week period will receive 10% bonus in shares. This bonus is only available during the TTW phase.

We are going to make big things happen soon. Join us!
Learn more here: https://www.startengine.com/offering/wind-harvest

No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Any indication of interest involves no obligation or commitment.

